U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT #3
                                       to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               BIO-ONE CORPORATION
            --------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           NEVADA                                              65-0815746
------------------------------                       --------------------------
(State of other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                             Identification No.)


              310 Waymont Court, Suite 100 Lake Mary, Florida 32746
             -------------------------------------------------------
               (Address of principal executive offices) (zip code)

Issuer's telephone number: (407) 328-1611

Securities to be registered under Section 12(b) of the Act:

 Title of each class                              Name of each exchange on which
 to be so registered                              each class is to be registered

    - None -                                                 - None -
-------------------------                         ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                ------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                  Mintmire & Associates
                                  265 Sunrise Avenue, Suite 204
                                  Palm Beach, FL 33480
                                  Tel: (561) 832-5696 - Fax: (561) 659-5371

                                             SUMMARY TABLE OF CONTENTS



PART I   .....................................................................3


  Item 1. Description of Business.............................................3
  Item 2. Management's Discussion and Analysis and Plan of Operation.........37
  Item 3. Description of Property............................................41
  Item 4. Security Ownership of Certain Beneficial Owners and Management.....41
  Item 5. Directors, Executive Officers, Promoters and Control Persons.......42
  Item 6. Executive Compensation.............................................45
  Item 7. Certain Relationships and Related Transactions.....................46
  Item 8. Description of Securities..........................................47

PART II  ....................................................................48


  Item 1. Market for Common Equity and Other Shareholder Matters.............48
  Item 2. Legal Proceedings..................................................50
  Item 3. Changes and Disagreements with Accountants.........................50
  Item 4. Recent Sales of Unregistered Securities............................50
  Item 5. Indemnification of Directors and Officers..........................54

  PART F/S Financial Statements


PART III.....................................................................67

  Item 1. Index to Exhibits..................................................67
  Item 2. Description of Exhibits............................................67

  SIGNATURES

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

         BIO-ONE CORPORATION (the "Company" or "BIO") was incorporated on February 24, 1998 in Nevada to engage in the nutritional supplement marketing and internet consulting business. BIO and Crown Enterprises, Inc., an unaffiliated Florida corporation ("Crown"), entered into an Agreement and Plan of Share Exchange, dated May 30, 2000, (the "Share Exchange") pursuant to which the shareholders of Crown on May 30, 2000 (the "Exchange Date") were issued 10,000,000 shares of common stock of BIO, par value $.001 in exchange for one hundred percent (100%) of the issued and outstanding shares of Crown. Prior to the exchange, the authorized capital stock of BIO consisted of 20,000,000 shares of common stock, par value $.001, of which 1,700,000 shares were issued and outstanding and 1,000,000 shares of preferred stock, par value $.001, of which no shares were outstanding. All outstanding shares were fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to the Share Exchange. The Share Exchange called for the resignation of the original officers and directors, who no longer have any continued involvement in the Company, and the appointing of a new board and officers. The new board of directors consisted of Armand Dauplaise, President and Chairman of the Board until ratified by the election a majority of the shareholders of the Company and Kevin Lockhart, Secretary and Director until ratified by the election a majority of the shareholders of the Company. As of the Exchange Date, Crown became a wholly-owned subsidiary of the Company. For accounting purposes, the transaction was treated as a reverse acquisition, with the Company as the acquiring entity.

         The Company currently operates as Bio-One Corporation. Unless the context indicates otherwise, references hereinafter to "the Company" includes both Bio-One Corporation and its wholly owned subsidiary, Crown Enterprises, Inc. The Company's principal place of business is 310 Waymont Court, Suite 100 Lake Mary, Florida 32746, and its telephone number at that address is (407) 328-1611.

         The Company is not presently trading on an exchange, but has applied to have its common stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on BIO's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

         In May 1998, prior to its acquisition of Crown, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-two (72) investors for $16,000. Dale B. Finfrock, Jr., the Company's then current sole officer and director, received 279,960 of such shares. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Rule 504 of Regulation D promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 90.530(11) of the Nevada code, Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See Part I, Item 7. "Certain Relationships and Related Transactions." Part II, Item 4. "Recent Sales of Unregistered Securities.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Armand Dauplaise (the Company's current President and Chairman) ("Dauplaise") and Kevin Lockhart (the Company's current Secretary) ("Lockhart") each received 4,597,500 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506") and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 2. "Management's Discussion and Analysis and Plan of Operation, Results of Operations - Full Fiscal Years - December 31, 2000 and December 31, 1999, Stockholders' Equity"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company issued 100,000 shares of its restricted common stock to three (3) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item
1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In June 2000, the Company sold 40,000 shares of its restricted common stock to one (1) investor for $10,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company sold 100,000 shares of its restricted common stock to one (1) investor. The Company also issued a warrant to purchase an additional 400,000 shares of the

Company's restricted common stock, which warrant is exercisable at a price of $0.25 per share. The warrants expire six (6) months from the date on which the Company's common stock is quoted on the Over the Counter Bulletin Board. The Company received a total of $25,000 for the investment. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

       On July 26, 2000, at a director's meeting duly convened, the Company's Certificate of Incorporation was amended by the board of directors to increase its authorized capital stock to 100,000,000 shares, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001, issuable as authorized by the Board of Directors. Such an amendment to the Company's Articles was consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

         In August 2000, the Company executed a promissory note in the amount of twenty-five thousand dollars ($25,000) in favor of Kevin Thomas, which note is convertible in the sole discretion of the holder, into shares of the Company's restricted common stock at a conversion price of $0.25 per share. The note bears interest at a rate of twelve percent (12%) per annum. The note was due November 30, 2000, however the maker and the holder orally agreed to extend maturity for an additional ninety (90) days, based upon the terms and conditions of the original note. No additional documentation was produced in connection with such extension. For such offering, the Company relied upon Section 4(2), Rule 506 and
Section 517.061(11) of the Florida Code. See Part I, Item 2. "Management's Discussion and Analysis - Financial Condition, Liquidity and Capital Resources"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Crown entered into a lease with Daniel Jack Co. for the premises located at 310 Waymont Court, Suite 100, Lake Mary, FL 32746. The property consists of approximately 1,500 square feet and serves as the Company's headquarters. The term is through December 31, 2000. The Company makes monthly payments in advance in the amount of $2,250. See Part I, Item 3. "Description of Property."

         In October 2000, Armand Dauplaise, the Company's current Vice-Chairman and President and Kevin Lockhart, the Company's current Vice-Chairman and Secretary donated 1,047,500 shares each back to the Company in an effort to reduce the issued and outstanding stock of the Company. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain
Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In October 2000, the Company issued a total of 86,000 shares of its Common Stock to three (3) persons. Bradley Kline has served as a financial consultant to Crown since October 1999. No contract between either Crown or the Company and Mr. Kline exists. Melvin Correll and Glenna Correll have also served as consultants to Crown. They introduced Crown to several doctors in the Orlando, Florida area who are interested in Crown's live blood microscopy work. No contract exists. Richard Wilson, who received 60,000 of the shares, was inadvertently left off the list of Crown shareholders when the Share Exchange took place in May 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company sold 140,000 shares of its common stock to one (1) investor for $35,000. The Company issued a warrant to purchase an additional 180,000 shares of the Company's common stock at an exercise price of $1.00 per share or eighty percent (80%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. The warrants expire twelve (12) months from the date on which the Company's common stock is approved for quotation on the Over the Counter Bulletin Board. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In December 2000, the Company executed a convertible promissory note in favor of Margaret Schrock in the principal amount of $25,000. The note bears interest at a rate of twelve percent (12%) per annum and is due June 5, 2001. The note is convertible at the option of the holder to shares of the Company's restricted common stock at a price of $0.25 per share or fifty percent (50%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation Financial Condition, Liquidity and Capital Resources"; and Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In December 2000, the Company sold a total of 139,999 shares of its common stock to four (4) investors for a total of $34,999.99. No memorandum was used in connection with the sale. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In March 2001, the Company sold 500,000 shares of its common stock to two (2) investors for $125,000. The Company issued warrants to purchase an additional 500,000 shares of the Company's Common Stock at an exercise price of $1.00 per share or eighty percent (80%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. The warrants expire twelve (12) months from the date on which the Company's Common Stock is approved for quotation on the Over the Counter Bulletin Board. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 517.061(11) of the Florida Code and Section 1707.03(X) of the Ohio Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2001, the Company issued 10,000 shares of its common stock to Curt Jones, who served as a financial consultant to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         The Company has an ongoing private offering of its common stock at a price of $0.25 per share. Investors also receive a warrant to purchase additional shares at a price of $1.00 per share or a twenty percent (20%) discount of the average bid price for the first three (3) weeks of public trading, whichever is lower. The warrants expire twelve (12) months from the date on which the Company's common stock is approved for quotation on the Over the Counter Bulletin Board. Thus far the Company has relied upon Section 4(2) of the Act, Rule 506 and applicable state exemptions for such offering. The Company has not utilized a memorandum in connection with this offering.

    (b) BUSINESS OF THE COMPANY

GENERAL

         Since its inception, the Company intended to market and distribute nutritional supplements, which are natural, nutritional, biologically active materials formulated to provide specific health benefits to humans and animals. The Company was incorporated in February 1998 to conduct any lawful business, but with the express intent to enter into the nutritional supplement marketing and internet consulting businesses. Its then current management, located in Florida, had little or no experience in these fields. In May 1998, the Company attempted to raise money through the use of a private placement memorandum to fund its operations. The Company was only able to raise a total of $16,000, which was not enough to launch planned operations.

         It was not until May 2000, through the acquisition of the Company's wholly owned subsidiary, Crown Enterprises, Inc., that the Company introduced a line of private label nutritional supplements and/or nutraceuticals it has trademarked as, GREEN PEARLS(TM). One of the Company's products, Blue Green Manna(TM) includes Blue Green Algae harvested from Klamath Lake, Oregon. The Klamath Lake Blue Green Algae is considered to be, in the Company's opinion, one of nature's truly miraculous nutritional and healing foods. Klamath Lake Blue Green Algae is directly assimilated by the body with its glucose cell wall unlike other forms of man-made photosynthesized algae such as chlorella which has a cellulose cell wall. A cellulose cell wall is indigestible and must be broken down through protracted artificial heat processing. Lake Klamath Blue Green Algae is considered by the Company to be a foundational superfood for humans and animals alike. Upper Klamath Lake is the exclusive source of Aphanizomenon flos-aquae algae that is distributed by the Company. Numerous distributors who sell Blue Green Algae nationwide are selling an algae product that is spirulina.

         The Company began providing its blood analysis test after May 30, 2000. However the principals of Crown have been working on the development for a number of years. The Company has designed and is providing a blood analysis test which it has branded as its "Live Blood Cell Analysis" program. This blood work-up identifies the specific blood composition of individuals and attempts to identify, in the Company's opinion, a normal range and associated nutritional value after which it is able to tailor various naturopathic and nutritional supplement products to address specific conditions which have been identified by the test. The Company is utilizing its Live Blood Cell Analysis examination as a marketing approach by which it will be able to sell its full line of nutritional products. The Company's goal is to serve people worldwide who desire to live well as they live longer. In administering the above test and tailoring specific nutritional strategies and nutraceuticals to address what the Company's blood work-up has perceived as deficiencies, the Company believes it will be able to provide preventative and alternative healthcare options, programs, systems and naturopathic products which may provide one with a better quality of life.

         The "blood analysis testing" program development began with Kevin Lockhart in 1996 as the founder of Crown Institute. The work of Kevin Lockhart and his Crown Institute was incorporated into Crown Enterprises in April 1999. On May 30, 2000 Crown Enterprises became a wholly owned subsidiary of Bio-One and the development work continues.

         Nutraceuticals are biologically active materials, derived from plant, microbial or animal sources, which are formulated to provide specific health and productivity benefits for humans and animals including, but not limited to, pharma foods, functional foods, fermented foods, phytochemicals, microbial feed additives, probiotics, herbal products, vitamins and health supplements.

           Prior to the Company's acquisition of Crown it focused solely on the building of a business model aimed at the distribution and sale of primarily nutraceutical based products. Since May 30, 2000, and the acquisition of Crown the Company added an established fifteen (15) product line of nutraceutical based health supplements for the human and animal health market.

           Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, one (1) of the Company's products contain within its base formulation Klamath Lake Blue Green Algae. While the Company believes all of its products to be safe when taken as directed there is little long-term experience with human consumption of Klamath Lakes' Blue Green Algae. Accordingly, no assurance can be given that the Company's product, even when used as directed, will have the effects intended. Although the Company tests the formulation and production of its product to ensure that it is safe when consumed as directed, they have not sponsored clinical studies on the long-term effect of human consumption. However, several other organizations have sponsored studies, including Cell Tech, The World Health Organization and the Food and Drug Administration.

         The Company has also not conducted its own research of its products, their effects on people as compared with the desired results, nor any possible side effects that use of the Company's products may cause. If a product of the Company were found to have adverse side effects, it could potentially impact the Company's business. The Company intends to limit the potential impact that a single product could have upon its business by diversifying its product line. See Risk Factors "Product Liability Claims."

         Cell Tech, Klamath Valley Botanicals, Drugstore.com, Vision, Inc. and Bio-One Corporation are the only distributors of products containing Klamath Lake blue green algae known to the Company.

PRINCIPAL PRODUCTS AND SERVICES

         KLAMATH LAKE BLUE GREEN ALGAE - HUMAN APPLICATIONS

         BLUE GREEN MANNA (TM)- Classified as a supernutritional designed to deliver nutrients needed for peak performance, Blue Green Manna(TM) is the only Upper Klamath Lake Blue Green Algae product that the Company has for human application.

          The Blue Green Algae from Oregon's Upper Klamath Lake is one of the richest sources of chlorophyll and all essential Amino Acids in any known food source or supplement. It has been more than twenty (20) years since humans, hoofed animals and pets have been realizing benefits from consuming Blue Green Algae from Klamath Lake. In the year 2000, human applications account for approximately sixteen percent (16%) of the Company's revenues, while animal applications account for approximately eleven percent (11%).

         Daryl and Marla Kollman began conducting extensive research in 1974. After years of experimentation growing varieties of freshwater algae, the Kollman's discovered an exclusive source for the most remarkable blue-green algae of all Aphanizomenon flos-aquae. They found it growing abundantly in a natural environment that proved to be the richest producer of biomass on the planet: Upper Klamath Lake in Klamath Falls, Oregon. The Kollmans began harvesting this extraordinary Algae, named it Super Blue Green(R) and Cell Tech was born in 1982. The Company has no relationship nor affiliation with the Kollmans nor with Cell Tech.

         The Mayo Clinic has called Blue Green Algae the "Most nutritious food on the Planet." Research conducted by outside sources has proven blue green algae to reduce cholesterol, risk from cancer and viral diseases, while cleansing the intestines. It is said to increase energy, stimulate brain activity and strengthen the immune system. It is high on protein and naturally helps feed and heal the body. Classified as a supernutritional, this wholesome whole food supplement delivers nutrients needed for peak performance. It contains the highest level of chlorophyll and all essential Amino Acids. It provides vital nutrients, vitamins, enzymes and trace minerals to enhance health. Suggested Use is two to four (2-4) capsules early in the day, before or with a meal.

         The Company Blue Green Algae product description is as follows:

Blue Green Manna(TM)"Superfood from Upper Klamath Lake"
Research proven to reduce cholesterol, risk from cancer and viral diseases, while cleansing intestines. Increases energy, stimulates brain activity and strengthens the immune system. High on protein and naturally helps feed and heal the body. Classified as a supernutritional, this wholesome whole food supplement delivers nutrients needed for peak performance. Contains the highest level of chlorophyll and all essential Amino Acids. Provides vital nutrients, vitamins, enzymes and trace minerals to enhance health. SUGGESTED USE: 2 - 4 CAPSULES EARLY IN THE DAY, BEFORE OR WITH A MEAL. CONTAINS: 490 mg of Blue Green Algae plus 10 mg of Plant- Source Enzymes (i.e., Protease, Cellulase, Amylase, and Lipase), Calcium, Chromium, Iodine, Iron, Magnesium, Manganese, Potassium, Selenium, Zinc, Boron, Cobalt, Copper, Fluorine, Germanium, Molybdenum, Nickel, Phosphorus, Silicon, Sodium, Tin, Titanium and Vanadium.

         OTHER SUPPLEMENT PRODUCTS

         There are now ten (10) other natural supplement products which the Company has designed and presently markets through its wholly owned subsidiary Crown Enterprises. Each aims to achieve a specific goal:

         1 PEARLNOGENOL - This Super antioxidant is designed to boost the immune system, protect against degenerative diseases, and provide nutritional support to tissues and cell system.

         2 ACIDOPHILUS PLUS LACTOBACILLUS - This friendly blend of bacterial flora helps control harmful bacteria in the intestinal tract.

         3 DIGEST PLUS - Helps to bring the body into nutritional balance.

         4 TRACE MINERALS LIQUID - Assists the body to fight against stress, high blood pressure and chronic fatigue.

         5 INTERNAL CLEANSE - A natural herbal formula that cleans and detoxifies the colon.

         6 FIBERTOX - Needed for digestive purposes this product helps lower cholesterol, helps break up saturated fats and provides nutritional fiber.

         7 VITAMINS PLUS - provides essential daily requirements and other powerful nutrients beneficial to maintaining a healthy immune and circulatory system.

         8 PROTOSOLVE - assists in keeping blood vessels clear by dissolving and removing undigested proteins.

         9 CHROMOLIPE - Chromium Picolinate promotes permanent fat loss through re- establishing healthy metabolic and insulin levels.

         10 GARLIC/CAYENNE PLUS - Garlic has been shown to be valuable in lowering blood pressure and serum cholesterol, assists in thinning the blood and aiding one's digestion. Cayenne has been shown to also aid digestion as well as improve one's circulation.

         All of the Company's products and formulations are made specifically and solely for the Company.

LIVE BLOOD CELL ANALYSIS

         The Company has developed a Blood Work-up examination for individuals which it markets as its "Live Blood Cell Analysis" Program. This Program is designed to identify up to fifty (50) blood borne conditions. This program will be licensed on a fee basis to prospective health field related customers and include all required equipment and training. The program will be coupled with a nutritional maintenance and monitoring program which focuses on an individual and families. Once a Live Blood Cell Analysis is performed at the licensee's facility, a certified Microscopist makes tailored recommendations as to the appropriate naturopathic products and supplements to be used in addressing identified conditions. These naturopathic products and supplements are ultimately purchased through Crown Enterprises. In addition, this tailored program includes periodic testing, re-testing and monitoring of an individual's progress through skilled and advanced microscopic analysis. It is by the preceding analysis and related recommendations as to which specific naturopathic products to purchase that the Company will utilize its "sell through" concept. This concept will allow the Company to provide clients with a number of natural supplements as preventative and alternative healthcare choice.

         Live Blood Cell Analysis is an examination and study of the blood under a microscope. It began in the late 1600's with the invention of the microscope. Microscopy procedures launched many medical discoveries. William Harvey (1668) and the Father of Microscopy, Dr. Vanleeuwenhoek (1706) were Fellows of the Royal College of Science and reported to the Royal Society of London. Dr. Vanleeuwenhoek is noted for his discovery of the nucleus of life force within the blood cell structure. Live Blood Cell Analysis is a clinical laboratory examination and diagnosis of the cellular structure. This includes platelet activity, formation and activation of essential factors - for preventive evidence and disease control.

         The modern day Father of Live Blood Microscopy is Dr. Gunther Enderline, whose work is done at Enderline Institute. His work was the basis for the beginning of the microscopy program at Bio-One. A Certified Microscopist, Dale Sams, and Dr. Fred Valdes of City College of Florida were retained to develop advanced training manuals on Live Blood Cell Analysis for the purpose of launching the Bio-One program. Kevin Lockhart, Bio-One Vice-Chairman and Secretary is a Certified Microscopist.

         Bio-One Corporation will license local Nutritional Microscopy Centers that offer "Live Blood Cell Analysis" and an extensive line of high quality nutritional supplements. Targeting medical providers (i.e., physicians, dentists, physical therapists, and other healthcare specialists) and alternative healthcare professionals (i.e., chiropractors, acupuncturists, nutritionists, etc.), as well as individual operators (i.e., business persons), a nutritional Microscopy Center can be an additional profit generator for healthcare professionals. Existing medical practices can access the alternative healthcare market by adding Nutritional Microscopy services and proprietary nutritional products through the Bio-One program. This alternative medicine (holistic) component will not only achieve a higher patient care and service level, it should result in net profits and provide long-term residual income.

         Nutritional Microscopy is the science involving the microscopic identification of blood disorders and their correction through the application of specific nutritional-based therapies. Nutritional Microscopy is used to make "qualitative" analysis of a blood sample at a specific point in time (traditional blood testing takes a "quantitative" approach to blood analysis, providing specific counts of blood components and their chemical composition in numerical form to determine if any level is "abnormal"). The improvement (or deterioration) of blood conditions can be monitored through the comparison of future samples to the original or progressive samples. The specific therapies recommended for correction of conditions can then be evaluated for effectiveness. Many disorders that cannot be detected by standard blood testing can be discovered and corrected through live blood cell analysis. Nutritional Microscopy employs a testing technique called "live cell blood analysis" in which a small sample of blood (i.e., a single droplet extracted from a lancet pierced finger) is immediately examined under a special phase contrast/darkfield microscope. The phase- contrast/darkfield microscope provides a means of studying the living cell in action without the use of dyes. The phase-contrast/darkfield microscope has made nutritional microscopy possible and has revolutionized Cytology, (the branch of biology concerned with the study of the structure and function of cells as individual units). For Nutritional Micrscopy, phase-contrast/darkfield is useful in differentiating fungal and bacterial forms as well as verifying crystalline structures in which accurate identification is otherwise limited in other microscope modes. Through Nutritional Microscopy, numerous specific blood conditions can be visually identified. These conditions relate to specific disorders which can be alleviated through the use of specific nutritionally based therapies (i.e., intake of food-based supplements, minerals, vitamins, or gastro-intestinal tract agents).

          Bio-One Corporation will provide a microscopy course designed to provide sufficient knowledge to operate a Nutritional Microscopy Center. Following a one (1) week certification seminar, the microscopist will be ready to provide field analysis. The course is not intended to provide a complete nutritional education. Microscopists that are certified by the Company will have demonstrated proficiency in the accurate identification of blood disorders from visual scans on the phase-contrast/darkfield microscope, a knowledge of the Company's product line and its application in relation to the correction of specific conditions, and the ability to provide general background nutrition information to clients.

         a) The Company's Live Blood Cell Analysis licensing program and approximate costs for the licensee are as follows:

                        I - PROPRIETARY TRAINING PROGRAM

ONE WEEK FOR THOSE WITH A UNITED STATES HEALTHCARE BACKGROUND AND INCLUDES:

1.   MICROSCOPY
2.   EQUIPMENT SET-UP & USE
3.   PROPRIETARY NUTRITIONAL PRODUCTS

TWO WEEKS FOR THOSE WITH NO UNITED STATES HEALTHCARE BACKGROUND AND INCLUDES:

1.   MICROSCOPY
2.   EQUIPMENT SET-UP & USE
3.   PROPRIETARY NUTRITIONAL PRODUCTS
4.   PHLEBOTOMY TEST PREPARATION & CERTIFICATION (MUST PASS TEST)

NOTES:


1) THE COMPANY IS WORKING TOWARD NATIONAL CERTIFICATION FOR ITS MICROSCOPY TRAINING PROGRAM THROUGH DR. FRED VALDEZ
2)   THE ONE WEEK CLASS GRADUATE RECEIVES A "CERTIFIED MICROSCOPIST" DIPLOMA
3) THE TWO WEEK CLASS GRADUATE RECEIVES A "CERTIFIED MICROSCOPIST" DIPLOMA AND NATIONAL CERTIFICATION AS A PHLEBOTOMIST UPON SUCCESSFUL COMPLETION OF THE NATIONAL TEST
4) CLASS COSTS VARY DEPENDING UPON THE NUMBER OF STUDENTS, LENGTH OF CLASS AND COURSE MATERIALS

                              Microscopy Equipment

         Bio-One will provide the Licensee with the following equipment on a Licensing Agreement basis. The Licensee will have the option of selecting either Plan I or Plan II for payment to the Company, which will cover the cost of equipment and Microscopist training.

        Microscope o Computer & Software o Video Camera o Video Monitor
          Video Capture Card o CD-Writer o Color Printer o Foot Pedal

                     III - PROPRIETARY NUTRITIONAL PRODUCTS

1. INITIAL INVENTORY WOULD BE 12 EACH OF 13 PRODUCTS AT AN AVERAGE WHOLESALE COST OF APPROXIMATELY $8.00 EACH.

2.   THE RECOMMENDED PRICING STRUCTURE FOR THE CENTER IS AS FOLLOWS:

A)   PRODUCT PRICING AT A 50% MARGIN
B)   MICROSCOPY TESTING AT $60.00 FOR THE FIRST TEST
C)   MICROSCOPY TESTING AT $40.00 FOR ALL SUBSEQUENT TESTS
D)   MICROSCOPY SEMI-ANNUAL TEST AT $40.OO THEREAFTER
E) REFUND 100% OF ALL TESTS OVER A 12 MONTH PERIOD AND THROUGH PRODUCT PURCHASES "AUTO-SHIP MAINTENANCE" PROGRAM BIO-ONE WILL SHARE IN THE TEST REFUNDS AT 50% AND THROUGH PRODUCT CREDITS

3.   THE COMPANY ESTIMATES AVERAGE REVENUES OF APPROXIMATELY AS FOLLOWS:

         A) FIRST VISIT TEST                 $ 60.00
         B) FIRST VISIT PRODUCTS             $149.00
         C) SECOND VISIT TEST                $ 40.00
         D) SECOND VISIT PRODUCTS            $ 60.00
         E) MONTHLY MAINTENANCE PRODUCTS     $ 60.00

4. OPTIONS FOR THE CENTER ON THE DIRECT "AUTO-SHIP MAINTENANCE" PROGRAM TO THE CUSTOMER ARE AS FOLLOWS:

     A)   THE CENTER MAY HANDLE THEM OR

     B) BIO-ONE WILL HANDLE EVERYTHING, ABSORB ALL RELATED COSTS, AND PROVIDE THE CENTER WITH A REBATE RANGING FROM 10-20% BASED UPON VOLUME

5. IF THE CENTER ELECTS TO UTILIZE THE COMPANY'S DIRECT "AUTO-SHIP" PROGRAM ON MAINTENANCE PRODUCTS, THEN THE COMPANY WILL INCLUDE ALL "CROSS-OVER" PRODUCT SALES IN THE REBATE FORMULA, AND WILL INCLUDE THE CUSTOMER PURCHASES IN THE COMPANY'S "CUSTOMER REWARDS" PROGRAM

                              IV - SUPPORT SERVICES

1.   TRAINING
     A)   CENTER VISITS BY COMPANY AREA REPRESENTATIVES
     B) ON-GOING NUTRITION AND TECHNOLOGY UPDATES ULTIMATELY A "COMPANY NETWORK CENTER"

2.   EQUIPMENT
     A)   ON-GOING DEVELOPMENT
     B)   TWO LICENSING OPTIONS

3.   PRODUCTS
     A)   ON-GOING PRODUCTS AND SERVICES DEVELOPMENT

                             V - PLAN & FEE OPTIONS

PLAN OPTIONS

PLAN I

     A)   PAY A TRAINING & EQUIPMENT FEE OF APPROXIMATELY $20,000
     B) LICENSING AGREEMENT OF 24 MONTHS WITH AUTOMATIC RENEWAL UNLESS ADVANCE WRITTEN CANCELLATION NOTICE
     C)   CENTER CHOICE ON "AUTO-SHIP MAINTENANCE" PROGRAM

PLAN II

     A)   PAY A TRAINING & EQUIPMENT REFUNDABLE DEPOSIT OF APPROXIMATELY $15,000
     B) LICENSING AGREEMENT OF 12 MONTHS WITH AUTOMATIC RENEWAL UNLESS ADVANCE WRITTEN CANCELLATION NOTICE
     C)   COMPANY CHOICE ON "AUTO-SHIP MAINTENANCE" PROGRAM

         An independent operator of a microscopy center has no obligation to purchase naturopathic products and supplements from the Company.

         Bio-One Corporation has developed a blood component identification system that is used in live cell blood analysis. The system provides the on-site microscopist the ability to analyze conditions following a scan of the sample. Using proper techniques to avoid damaging or contaminating the sample, the microscopist removes the sample through natural adhesion to the underside of a standard glass slide. A slide cover immediately placed over the droplet results in a sample approximately 12mm in diameter, ready for examination. Scanning the center of the sample, the microscopist identifies general conditions of the blood, and upon discover of disorders, photographically captures specific conditions for further analysis. The scan is visible to the client on a video monitor, and as the analysis progresses, the microscopist provides basic blood identification and nutritional education to the client. Following the examination and analysis, the microscopist using a consultative sales technique, makes recommendations for the use of specific nutritional products and the lifestyle changes needed to positively effect the conditions discovered.
Nutritional Microscopy Centers will sell proprietary food-based nutritional products. In addition to improving general health, the specially-formulated products were designed to correspond to the requirements for alleviating conditions identified during the live-cell blood analysis. The supplements feature Crystalloid Electrolyte Minerals, a special formulation of trace minerals developed through 30 years of research conducted by a team of naturopathic doctors. Trace Minerals, are more readily absorbed by the body in their crystalloid form. The Bio-One products are superior to the degree that results are visible when the clients are re-tested within 30 days. Specific products are promoted for use in general health well-being. Several of the products are more effective when used in a full program, which is initially recommended for all clients and repeated periodically.

         The specific disorders and conditions detectable by the Company's blood cell analysis are the same as depicted in standard blood testing. The critical difference is that the person whose blood is being tested by the Company's system, can see the conditions live on a computer monitor at the time of the test. Live Blood Cell Analysis is an examination and study of the blood under a microscope. It began in the late 1600's with the invention of the microscope. Microscopy procedures launched many medical discoveries. William Harvey (1668) and the Father of Microscopy, Dr. Vanleeuwenhoek (1706) were Fellows of the Royal College of Science and reported to the Royal Society of London. Dr. Vanleeuwenhoek is noted for his discovery of the nucleus of life force within the blood cell structure. Live Blood Cell Analysis is a clinical laboratory examination and diagnosis of the cellular structure. This includes platelet activity, formation and activation of essential factors - for preventive evidence and disease control. The modern day Father of Live Blood Microscopy is Dr. Gunther Enderline, whose work is done at Enderline Institute. His work was the basis for the beginning of the microscopy program at Bio-One. A Certified Microscopist, Dale Sams, and Dr. Fred Valdes of City College of Florida were retained to develop advanced training manuals on Live Blood Cell Analysis for the purpose of launching the Bio-One program. Kevin Lockhart, Bio-One Vice-Chairman and Secretary is a Certified Microscopist.

         Specific disorders and conditions detectable by the Company blood cell analysis program are as follows:

                OBSERVATIONS                  VALUE                  FLAG          NORMAL RANGE
------------------------------- --------------------------------- ----------- ----------------------
               Count -0 to 5+   0     1    2     3     4    5                 0 - 3  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------

------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Acanthocytes                                                                  0 - 2  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Atherosclerotic Plaque                                                        0 - 2  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Crystals                                                                      0 - 3  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Echinocytes                                                                   0 - 1  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Fibrous Thallus                                                               0 - 1  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Heavy Toxins                                                                  0 - 3  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Macrocytes                                                                    0 - 2  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Mesasomes                                                                     0 - 3  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Microcytes                                                                    0 - 0  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Misty Dots                                                                    0 - 2  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Mycoplasmas                                                                   0 - 2  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Ovalcytes                                                                     0 - 2  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Protoplast                                                                    0 - 2  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Target Cells                                                                  0 - 2  # / 6      mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Toxic Crystals                                                                0 - 2  # / 12    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
               SCALE -0 to 5+
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Anisocytosis                                                                  0 - 2 5S /  6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Bacteria                                                                      0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Chylous Material                                                              0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Ghost Cells                                                                   0 - 2 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Hemalysis                                                                     0 - 2 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Hypersegmented Neutrophils                                                    0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
L-Form                                                                        0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Neutrophylic Viability                                                        0 - 2 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Poikilocytosis                                                                0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Spicules                                                                      0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Thrombocyte Aggregation                                                       0 - 2 5S  / 12  mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------
Yeast Balls                                                                   0 - 3 5S  / 6    mm
------------------------------- ----  ---- ----- ----  ---- ----- ----------- ----------------------


% OF TOTAL                          0    10    20    30   40   50   60   70   80   90   100
----------------------------------- ---  ----  ----  ---- ---- ---- ---- ---- ---- ---- ---- ----------------
Erythrocytes Free Floating                                                                   0 - 100 / 6 mm
----------------------------------- ---  ----  ----  ---- ---- ---- ---- ---- ---- ---- ---- ----------------
Protein Linkage                                                                              0 - 100 / 6 mm
----------------------------------- ---  ----  ----  ---- ---- ---- ---- ---- ---- ---- ---- ----------------
Rouleau                                                                                      0 - 75 / 6 mm
----------------------------------- ---  ----  ----  ---- ---- ---- ---- ---- ---- ---- ---- ----------------
Erythrocyte Aggregation                                                                      0 - 0  / 6 mm
----------------------------------- ---  ----  ----  ---- ---- ---- ---- ---- ---- ---- ---- ----------------

         Bio-One Nutritional Microscopy Centers will operate in territories defined by geographic boundaries and determined by demographic factors. With space requirements of approximately 250 square feet, microscopists can set up an office in an executive suite-type office center or a medical complex. Having a tile floor area surrounding the microscopy station and immediate access to a sink is the only special consideration when leasing. This restricted office size also makes a Center's inclusion in a traditional medical practice very practical. Executive suite services and existing medical offices can provide common access to a waiting area, telephone reception and appointment scheduling, as well as a phone system, fax machine, and copier.

         The Microscopy Center has limited equipment requirements consisting primarily of office furnishings, a computer station, and a microscopy station. The first Nutritional Microscopy Center trained by the Company and stocked with Company products is owned and operated by James J. Brown; an experienced microscopist. Mr. Brown's entity is an independent business with no contractual obligation to the Company.

         A Microscopy Center operation is also maintained at Bio-One headquarters. Nutritional Testing is offered to one hundred percent (100%) of the clients. The microscopist spends approximately one (1) hour with each client during an initial evaluation in which a history is taken, a background in live-cell blood analysis and nutrition is provided, the blood sample is analyzed, and products are presented. Clients are provided with a compact disk based record of the various conditions identified during the test. This information is re-evaluated for improvement during subsequent re-tests, which are scheduled in one-half hour appointments as needed per client. A comparative analysis is performed annually to determine client progress. Clients normally purchase tests in packages to reduce overall costs. Typically, the initial test is charged at $60.00 and subsequent re-testing fees are reduced to $40.00 Credit is applied toward product purchases over each 12-month period. In conjunction with testing, Microscopy Centers sell nutritional products at retail. Initially, a fast-start program that includes the use of multiple products is recommended together with products specific to identified conditions. Typically clients leave initial appointments with approximately $149.00 of retail product. The full line of products will always be on display at the Center and will be available for retail purchase during initial testing and re-testing appointments. Bio-One will provide the Center with the following equipment on a licensing basis. The Center will pay the Company a deposit, which will cover the cost of equipment and microscopist training.

Materials Necessary to Conduct Live Blood Cell Analysis

* Microscope
* Computer
* Video Camera
* Video Monitor
* Video Capture Card
* CD-Writer
* Color Printer
* Foot Pedal

         Bio-One sells to both distributors and consumers. There are currently no distributor contracts in place. Therefore all distributors work on an invoice basis. The Company currently sells its products at wholesale to two (2) independent distributors who then sell the products at retail. The company's "sell through" rather than "sell to" marketing plan is based upon the following strategy:

         Bio-One Corporation will launch an aggressive targeted audience campaign during "Plan" year one. "Plan" year one will begin once the Company has completed its Form 10SB process with the SEC and has gained approval from NASD for quotation and trading of its Common Stock. There can be no assurance when or if these two (2) self-imposed requirements will be met. It will include awareness, point of purchase, repeat buyer incentives, an awards program, etc. Bio-One Corporation's overall advertising and promotional objectives are to:

o Coordinate sales literature, demonstration materials, telemarketing programs, and direct response promotions in order to stimulate repeat purchases. o Generate qualified sales leads and potential new distributors for field sales organization. o Increase company awareness and brand name recognition among business managers and retailers, buyers, customers.
o Develop, through market research, significant information to create immediate and long-term marketing plans. o Create product advertising programs supporting the Company's products. o Differentiate the company as a value-added provider of high quality nutritional products.

         "Sell to" marketing is based upon the premise that the goal is simply to sell a product to a distributor and they are responsible for determining how they will sell the product to the consumer. "Sell through" marketing is based upon the premise that the Company goal is to help the distributor to sell the product to the consumer.

         EQUINE SUPPLEMENTS

         In addition to the human marketing and consumption of the above listed natural supplements Crown also distributes to Equine owners the following products:

         1. SUPER BLUE GREEN ALGAE (FREEZE DRIED) - Helps heal horses who develop tender heals from white line disease.

         2. BLUE GREEN ALGAE (LIQUID)- Helps suppress and reverse the effects of debilitating laminitis in horses.

         3. DIGEST PLUS AND ACIDOPHILUS PLUS - Helps strengthen animal immune systems resulting in less sick and lethargic animals and a quicker, more effective healing process.

         The Company currently sells the above-listed equine supplements both wholesale and retail. The Company plans to expand sales of these products to additional customers as such customers are identified by the Company.

NUTRACEUTICAL BASED HEALTH SUPPLEMENTS FOR THE HUMAN HEALTH
MARKET

           Specific nutraceuticals have been shown to affect bodily functions in targeted ways, such as by reducing anxiety (St. John's Wort) or by lowering cholesterol (soy extracts) and assisting in sleep (Valerian). The active ingredients in nutraceuticals may include complex mixtures of organic molecules, small molecules, oligosaccharides, lactic acid bacteria, fungi, minerals and other microbial secondary metabolites. Lactobacillus acidophilus cultures are classic nutraceuticals which have long been components of yogurt and fermented food. Published literature has shown lactic acid bacteria to exert positive gastrointestinal health benefits beyond their nutritional value.

           The Company believes that the market for nutraceuticals will continue to grow because of an ever increasing, longer-lived aging population. Medical challenges associated with aging such as chronic diseases, allergy, inflammation, cancer, and thrombotic diseases, will most likely cause an even greater emphasis on health care delivery. The development and identification of new nutraceutical products and markets may require combining interdisciplinary technologies, including plant science, microbiology, biochemistry and nutrition.

MANUFACTURING

           Animal Health Products

         The Company has its proprietary formulas manufactured by Vision Industries.

          Private Label Heath Supplement Manufacturing.

          The Company has its proprietary formulas manufactured by Ceba-Tek, Global Nutrition, Natures Path, Uckele Health & Nutrition and Vision Industries.

         The principal markets in which the Company competes are competitive and fragmented, with competitors in the private label market, the human health supplements market and the equine market. The term "private label market" describes product distributors who have outsourced the manufacturing of their product. Over ninety percent (90%) of all nutritional supplements companies have someone else manufacture their products and place their "private label" on the products.

         The Company's competitors include:   Montana Naturals, Chemins, Pacific
Nutritional, Chris Hansen, Rhone-Poulenc and Lallemand.

         Currently there are in excess of two hundred (200) primary suppliers of raw materials within the U.S. There are well over one hundred (100) manufacturers in the U.S. that could manufacture the Company's products. Bio-One utilizes six (6) manufacturers for its products. The six (6) manufacturers, the Company products manufactured by each, and the raw materials for each are as follows:

CEBA-TEK

1) Acidophilus Plus: Contains: Two billion viable units of lactobacillus acidophilus, dextrin, maltodextrin, with Crystalloid Electrolyte Trace Minerals.

2)Digest Plus: Contains: Amylase, cellulase,  protease, lipase, lactase, pepsin,
papain,  trypsin,   barley,  alfalfa,   spinach,  kelp,  parsley,  celery  seed,
watercress, dandelion, with Crystalloid Electrolyte Trace Minerals.

3) Fibertox: Contains: Apple Pectin, Citrus Pectin, Russian Black Radish, Cellulase, Pectinase, Protease, with Crystalloid Electrolyte Trace Minerals.

4) Internal Cleanse: Contains: Psyllium husk, ginger root, celery seed, aloe vera, lactobacillus, red raspberry leaf, cascara sagrada, fennel, apple pectin, barberry turkey rhubarb, papain, slippery elm, with Crystalloid Electrolyte Trace Minerals.

GLOBAL NUTRITION

1) Chromolipe: Contains: Black Currant Extract, Milk Thistle Seed, Lipase, Garlic, Phosphatidyl Choline, Cellulase, Chromium GTF, Chromium Picolinate, Protease, Amylase, with Crystalloid Electrolyte Trace Minerals.

2) Garlic/Cayenne Plus: Contains: Garlic, Cayenne pepper 40,000 H.U., with Crystalloid Electrolyte Trace Minerals.

3)  Protosolve:  Contains:  Protease,  Monopotassium  Phosphate.  Valerian Root,
Lycopenes,   Vitamin  B3,  Licorice  Root,  Potassium  (Citrate),  Lipase,  with
Crystalloid Electrolyte Trace Minerals.

4) Vitamins Plus: Contains: Essential daily requirements of vitamins and minerals, along with Chromium, Potassium and Lecithin.

NATURES PATH

1) Trace Minerals Liquid: Contains: Organic copper, Iodine, Manganese, Zinc, Potassium, Sodium Selenium, Chromium & Silica in trace amounts. A Broad-scope Electrolyte Solution.

UCKELE HEALTH & NUTRITION

1) Pearlnogenol: Contains: Grape Seed Extract and Crystalloid Electrolyte Minerals.

VISION, INDUSTRIES

1) Blue Green Manna(TM)( "Superfood from upper KLAMATH LAKE"): Contains: 490 mg of Blue Green Algae plus 10 mg of Plant-Source Enzymes (i.e., Protease, Cellulase, Amylase, and Lipase), Calcium, Chromium, Iodine, Iron, Magnesium, Manganese, Potassium, Selenium, Zinc, Boron, Cobalt, Copper, Fluorine, Germanium, Molybdendum, Nickel, Phosphorus, Silicon, Sodium, Tin, Titanium and Vanadium.

MARKETING, SALES AND DISTRIBUTION

         No current marketing, sales or distribution system is currently in place. The Company's two (2) officers and directors, Armand Dauplaise and Kevin Lockhart currently sell the Company's products. Additionally, two (2) independent sales representatives sell and services customers of the Company's animal health care products. Currently, independent sales representatives account for one hundred percent (100%) of the Company's Animal Health Products sales and approximately seventy-five percent (75%) of the Company's Human Health Products sales. No contracts are in place between the Company and the independent sales representatives. They operate on an invoice basis.

         The foregoing discussion is predicated upon the Company generating revenues or raising additional capital to fund implementation of such system.

         Animal Health Products. The Company will rely upon independent sales representatives to sell and service customers of its animal health products. The Company also anticipates marketing and selling private label equine focused products directly to branded companies involved in horse breeding.

         Human Health Products. The Company anticipates developing a sales and marketing/customer service department dedicated to selling the Company's services and proprietary products and technologies to branded companies in the health supplement industry.

         The primary markets for Crown Enterprises' services and products are in the preventive and alternative healthcare fields. Preventive and alternative healthcare programs and systems establish very specific requirements in helping improve and maintain citizenry health. The Company believes that the market is global for both Microscopy and nutritional supplements. In addition to domestic sales efforts, the Company is currently pursuing strategic alliances internationally.

         The Company's primary target markets in the both the preventive and alternative healthcare industry will include:

 *Osteopaths          *Specialty Healthcare Centers    *Chiropractors
 *Nutritionists       *Physical Therapists             *Weight Loss Centers
 *Preventive & Alternative Healthcare Professionals/Naturopathic Doctors

         As nutritional supplements use combined with preventive and alternative healthcare are more readily accepted, the Company believes Physicians and other healthcare providers will be targeted for marketing purposes. Crown Enterprises has developed a Microscopy "Live Blood Cell Analysis" program designed to identify up to fifty (50) blood borne conditions. This program will be licensed on a fee basis to prospective health field related customers and includes all required equipment and training. However, analysis must be coupled with a nutritional maintenance and monitoring program tailored for the individuals and families. Once a "Live Blood Cell Analysis" is performed at the licensee's facility, a certified Microscopist makes recommendations as to the appropriate naturopathic products and supplements to be used in the addressing of the identified conditions. Subsequently, those naturopathic products and supplements will be purchased through Crown Enterprises.

         The Microscopy "Live Blood Cell Analysis" concept of identifying health deficiencies is growing at an accelerating rate, and the Company believes it will become the quickest window into one's health condition around the world.

         The Company believes it will succeed in its role in the preventive and alternative healthcare market place because of the "sell through" approach of the Microscopy program training and education first, and naturopathic products and supplements sales second. Once the "Live Blood Cell

Analysis" is performed, a tailored maintenance program is then implemented for individuals and families. This tailored program includes periodic testing, re-testing, and monitoring of their progress through skilled and advancing technologies. The Company anticipates that meaningful Microscopy revenues may be generated through the establishing of Microscopy Centers, sales of equipment, training, continuing education, and licensing fees. In addition, the Company believes that Naturopathic products and supplements revenues will be generated through wholesale distribution and retail sales in both the domestic and international markets. The Company's wholly owned subsidiary, Crown Enterprises, anticipates serving as an ambassador to business, industry and governmental agencies to effectively contribute to the healthcare needs of a global humanity.

EFFECT OF UNFAVORABLE PUBLICITY

           The Company believes the nutritional supplement market is affected by national media attention regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will be favorable to the nutritional supplement market of any particular product, or consistent with earlier research or publicity. Future reports of research that are perceived as less favorable or that question such earlier research could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. In addition, the Company may not be able to counter the effects of negative publicity concerning the efficacy of its products.

DEPENDENCE ON NEW PRODUCTS

           The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including developing products that will appeal to customers and comply with existing regulations at the time of introduction. There can be no assurance that the Company's efforts to develop innovative new products will be successful, that customers will accept new products, or that the Company will obtain regulatory approvals of such new products, if required. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time.

COMPETITION

         The principal markets in which the Company competes are competitive and fragmented, with competitors in the private label market, the human and animal health supplements market. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

         Although all future employees are expected to be required to sign confidentiality agreements, there is no guarantee either that trade secrets won't be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

         GNC is the industry leader with $1.6 billion in annual sales. Less than twenty (20) companies are realizing annual revenues in excess of 100 million. The Nutrition Business Journal reported in July 1997 that there are nearly 5,000 privately held companies with under $25 million in annual sales in the retail and manufacturing segments. Well over 2,000 companies are considered in the "mom & pop" category, with most being "first generation." Amway's Nutrilite division is the world's largest manufacturer of branded vitamins and minerals in tablet or capsule form, according to the company. Over 90% of all supplement-marketing companies outsource their manufacturing. See the following list:

Top U.S. Supplement Manufacturing / Marketing Companies

    Manufacturer / Marketer                              Revenues ($Million)
    Leiner Health Products                               580
    American Home Products                               540
    Rexall Sundown                                       531
    Pharmavite                                           410
    NBTY                                                 350
    TwinLab Corporation                                  321
    General Nutrition Products, Inc.                     320
    Weider Nutrition Group                               290
    Perrigo                                              178
    Bristol-Myers Squibb (Mead Johnson)                  160
    Bayer Corporation                                    150
    Experimental & Applied Sciences (EAS)                135
    Murdock Madaus Schwabe                               130
    Powerfoods Inc.                                      115
    IVC Industries Inc.                                  113
    Country Life                                         110
    MET-Rx USA                                           108
    Nutraceutical International                          105

     Supplement Manufacturing / Marketing Companies       Total # of Companies
     Greater than $100 Million                                   18
     20-100 Million                                              48
     Less than $20 Million                                      994

Competition - Microscopy Operations

         There are less than five (5) competitors known to management that perform "live blood cell" testing and who also recommend specifically formulated nutritional supplements to address the conditions identified. None of these competitors compete in the Company's Florida market.

         Additionally, the Company plans to work with City College to train medical professionals and plans to utilize licensing agreements to support those trained in the Company's microscopy program, this too differentiates the Company from its competitors. The Company will license local Nutritional Microscopy Centers which offer "Live Blood Cell Analysis" and an extensive line of nutritional supplements. Targeting medical providers (i.e., physicians, dentists, physical therapists and other healthcare specialists) and alternative healthcare professionals (i.e., chiropractors, acupuncturists, nutritionists, etc.), a nutritional Microscopy Center can be an additional profit generator for healthcare professionals. Existing medical practices can access the alternative healthcare market by adding Nutritional Microscopy services and proprietary nutritional products through the Company program.

         The Company does not consider the aforementioned companies as competitors because those companies do not market products developed to address conditions identified in the blood through "Microscopy Live Blood Cell Analysis." Additionally, the Company has no competition for its Equine Blue Green Algae product from Klamath Lake Oregon, as the Company is the sole distributor of this product in the Florida Equine market. Should the Company begin marketing its products outside the state of Florida, the Company would compete with the following companies who do live blood cell analysis and market products developed to address conditions identified in the blood:

         A) NU LIFE SCIENCES               B) AMERICAN BIOLOGIES
         1321 COMMERCE ST, STE  D          1180 WALNUT ST
         PETALUMA, CA 94954                CHULA VISTA, CA 91911

         C) BIOMEDX                        D) NUTRA BALANCE
         CHICAGO, IL                       4730 TABLE MESA DR
                                           SUITE A-2
                                           BOULDER, CO  80303

         E) COCOON NUTRITION               F) NUTRI SCREEN
         990 W. FREEMONT AVE               105 N. GRAND VIEW
         SUITE K                           COVINA, CA 91723
         SUNNYVALE, CA  94087

         G) INFINITY 2
         63 EAST MAIN STREET
         MESA, AZ 85201

         Of the aforementioned national competitors, only Infinity 2 markets their blood testing and products within the Company's market in the state of Florida. They do it exclusively through Network Marketing. The Company markets its products through independent distributors trained in the Company's Microscopy program. At this time, the Company is not aware of any other competitor, other than Infinity 2, in the Company's Florida market.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

           The Company obtains all its raw materials for the manufacture of its products from other sources. The Company generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on the Company. However, raw materials include all natural herbs and minerals and are plentiful worldwide.

INTELLECTUAL PROPERTY

         As of August 31, 2000, the Company had two (2) trademark applications pending with the State of Florida Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products.

Following is a list of the Company's registered and pending trademarks.

Trademark Name                 State
--------------                -------
GREEN PEARLS(TM)              Florida

BLUE GREEN MANNA(TM)          Florida


GOVERNMENTAL REGULATION

         Many of the Company's products are either G.R.A.S. (Generally Regarded As Safe) listed by the Food and Drug Administration ("FDA") or do not currently require extended regulatory approval. Recent legislation has resulted in a regulatory environment which sets what the Company considers to be reasonable limitations and guidelines on health claims and labeling for natural products. Thus, the Company believes that current and reasonably foreseeable governmental regulation will have minimal impact on its business.

         Statements of the Company and its customers regarding nutritional supplement products are subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including false or misleading advertising. The FTC in recent years has brought a number of actions challenging claims by companies. These actions stem from the Retail Truth In Labeling laws, which are the only laws which currently regulate the nutritional supplement industry.

         In the future, the Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, or more stringent interpretations of current laws or regulations. In fact, the FDA strictly regulates dietary supplements, as opposed to nutritional supplements which are subject only to Truth In Labeling laws. Should the Company begin producing dietary supplements, which it currently has no plans to do, or should one of the Company's products be determined by the FDA to be a dietary supplement, more stringent regulation of the Company's products may take place. Compliance may, at that time, cost the

Company considerable expense or may cause the Company to have to discontinue production of some or all of its then current products. The Company is unable to predict the nature of such future laws, regulations, interpretations or application, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, or expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the company's results of operations and financial condition.

RESEARCH & DEVELOPMENT

         Health Supplement Development: The Company develops products requested by customers, and/or develops new product concepts which it licenses to customers. The Company also actively seeks and reviews new nutraceutical materials and delivery technologies developed by independent researchers. There is no assurance that this research and development effort will result in marketable products or services.

COMPLIANCE WITH ENVIRONMENTAL LAWS

         The Company believes that it is in full compliance with all relevant environmental laws. In fact, there are no (0) environmental laws which directly impact the Company's business. Due to the nature of the Company's operations, to date, the cost of complying with environmental laws does not have a significant effect on the Company's operations.

EMPLOYEES AND CONSULTANTS

           As of April 1, 2001, the Company employed two (2) full time employees. Neither of the Company's employees are represented by labor unions. The Company believes its relationship with employees is excellent.

           The Company believes that its success depends to a significant extent on the management and other skills of Armand Dauplaise, its President and Kevin Lockhart, its Secretary, as well as its ability to attract other skilled personnel. The loss or unavailability of the services of Mr. Dauplaise or Mr. Lockhart could have a material adverse effect on the Company.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I,
Item 2. "Management's Discussion and Analysis and Plan of Operation, Results of Operations - Full Fiscal Years - December 31, 1999 and December 31, 1998, Stockholders' Equity"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive

Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company issued 100,000 shares of its restricted common stock to three (3) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In October 2000, Armand Dauplaise, the Company's current Vice-Chairman and President and Kevin Lockhart, the Company's current Vice-Chairman and Secretary donated 1,047,500 shares each back to the Company in an effort to reduce the issued and outstanding stock of the Company. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons";  and Part I,
Item 7. "Certain Relationships and Related Transactions."

         In October 2000, the Company issued a total of 86,000 shares of its common stock to three (3) persons. Bradley Kline has served as a financial consultant to Crown since October 1999. No contract between either Crown or the Company and Mr. Kline exists. Melvin Correll and Glenna Correll have also served as consultants to Crown. They introduced Crown to several doctors in the Orlando, Florida area who are interested in Crown's live blood microscopy work. No contract exists. Richard Wilson, who received 60,000 of the shares, was inadvertently left off the list of Crown shareholders when the Share Exchange took place in May 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2001, the Company issued 10,000 shares of its common stock to Curt Jones, who served as a financial consultant to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 7.

"Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

SEASONALITY

         Management believes the nutritional industry experiences lower product net sales during the months of June, July and August. Accordingly, as a supplier to such industry, the Company expects its operations generally will be lower in the months of June, July and August resulting in lower revenues and operating results in the second and third fiscal quarters.

INDUSTRY OVERVIEW

         A 1997 market report, "The U.S. Market For Vitamins, Supplements and Minerals," prepared by the independent consumer marketing research firm of Packaged Facts (the "Packaged Facts Report"), reported that the retail market for vitamins, minerals and other dietary and nutritional supplements (excluding sports nutrition and diet products) grew at a compound annual rate of 15% from $3.7 billion in 1992 to $6.5 billion in 1996. A large portion of this growth is attributable to an increase in sales of such other supplements (primarily herbal products), which grew from $570 million in 1992 to $2.3 billion in 1996. This growth has been fueled by the popularity of such herbs as echinacea, garlic, ginseng, ginkgo biloba and, more recently, saw palmetto, St. John's wort and kava kava. The Packaged Facts Report forecasts 13.6% compound annual growth in the retail market for vitamins, minerals and other supplements (excluding sports nutrition and diet products), including 25% compound annual growth in the market for other supplements, through 2001.

         According to the Packaged Facts Report, compound annual growth rates from 1992 through 1996 for vitamins, minerals and other supplements were 8.0%, 5.2% and 41.7%, respectively.

         The Company believes that growth in the nutritional supplement industry will continue for the foreseeable future due to, among other things, the aging of the American population combined with the tendency of consumers to purchase more nutritional supplements as they mature, liberalized labeling laws under the Dietary Supplements and Health Education Act of 1994 (DSHEA), academic studies supporting the positive correlation between health and nutritional supplementation, increased focus on preventative healthcare in general and as a contributing factor in controlling healthcare costs and increasing media attention and acceptance of alternative medicine, which often includes nutritional supplementation as part of an overall treatment plan. Growth may also result from potential new products and increasing awareness of existing products.

         Although there are several large participants in the nutritional supplement industry such as Weider Nutritional International, Inc., Twinlab Corporation, Solgar Vitamin and Holding Company, Rexall Sundown, Inc., Nature's Way Products, Botanicals International, Inc., Pure World, Inc. and Triarco Industries, Inc., the industry continues to include numerous small companies. The Nutrition Business Journal reported in July 1997 that there are nearly 5,000 privately held companies with under $25 million in annual sales in the retail and manufacturing segments of the nutritional industry. These businesses typically are owner-operated and have similar profiles, including limited access to the capital necessary to develop and maintain inventory of large volume and wide selections, expand product offerings, implement advanced management information systems, incorporate the use of sophisticated technological equipment, conduct research and development and service national and regional accounts.

GROWTH STRATEGY

         The Company was formed to capitalize on opportunities to integrate and consolidate the highly fragmented nutritional industry. The Company's strategy is to (i) support and expand the operations of the Company, (ii) capitalize on operating synergies and cost savings available through consolidation, and (iii) pursue an acquisition program designed to further vertical integration and to expand existing operations. The acquisition of Crown Enterprises, Inc. is an early step in this process.

         The Company will identify and pursue future acquisition prospects based on a variety of factors including profitable operating history, entrepreneurial management, a pattern of sales growth and industry reputation. In order to preserve the entrepreneurial culture of the Company, future acquisitions will be operated as separate subsidiaries of the Company following the Mergers, each continuing to be led by current management. Certain common administrative and developmental functions will be integrated at the parent company level. The Company intends to grow the businesses of each operating subsidiary through cross-selling opportunities, sharing of technical expertise, research and development and the other initiatives.

         Growth Through Acquisitions.

         The Company intends to pursue an acquisition program designed both to further its vertical integration and to expand the existing operations of the Founding Companies. The Company believes that there are many attractive acquisition candidates in the nutritional industry. This is due principally to the highly fragmented nature of the industry and the large number of smaller companies in the industry having under $25 million in annual sales. In many cases, these companies have needs that are difficult for small businesses to meet, such as capital for growth and expansion, owners' desires for liquidity, the ability to attract high caliber management talent and other factors that motivate these owners to consider alternatives. The Company intends to pursue additional vertical integration through acquisition or construction of a manufacturing operation, an herbal extraction facility and the addition of distribution capabilities. The Company will seek to consolidate and enhance its position in its current markets through strategic acquisitions.

         The Company believes it will be regarded by acquisition candidates as an attractive acquirer because of (i) the Company's strategy of retaining the operational integrity of businesses that it acquires and its progressive philosophy of fostering entrepreneurial initiative, (ii) the potential for acquisition candidates' increased visibility and access to the Company's financial resources as a public company, (iii) the potential for the owners of the businesses acquired to achieve liquidity, an exit strategy and potential equity appreciation, (iv) the Company's ability to provide centralized administrative functions, enhanced systems capabilities and access to increased marketing resources, (v) potential cross-selling opportunities, and (vi) the Company's experience in and commitment to quality control and assurance.




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CUSTOMERS

         Presently, the Company markets its products and services to companies primarily in the nutritional industry and, to a lesser extent, the equine industry. The Company's customers vary in size, complexity, product sophistication and price sensitivity requirements. The Company will provide contract manufacturing service to specialty food retailers, mass market drug stores, multi- level marketers, catalog marketers, retail distributors, direct mail sellers, infomercial marketers, and international distributors. In addition, the Company will supply herbs and extracts to other manufacturers, marketers with manufacturing capabilities and wholesale brokers. No single customer accounted for more than 10% of the Company's combined 1999 revenues.

SALES AND MARKETING

         The Company plans, in the future, to use a variety of methods to market its products and services, including sales personnel, referrals, trade show participation, trade journal advertising and press publicity as well as reliance on name recognition and reputation in the industry. Currently, the Company conducts no such activities. The Company intends to expand its sales force and activities.

QUALITY CONTROL

         The Company's quality assurance program is designed to promote uniform product quality and potency to meet customer demand. Management believes the Company's manufacturers' standards and procedures meet or exceed Good Manufacturing Practices ("GMP") promulgated by the FDA. Company manufacturers have implemented additional quality assurance procedures that surpass current GMP requirements for its herbal processing and extraction operations, by utilizing sophisticated testing methods and equipment, including thin layer chromatography ("TLC"), gas chromatography ("GC") and high performance liquid chromatography ("HPLC"). TLC is used to produce a specific constituent compound model of the material being tested which identifies it in terms of genus and species. HPLC procedures are used to quantify the presence and concentration of specific constituent compounds identified by the model. Although no standardization of testing procedures exists in the nutritional industry, the Company's testing procedures are designed to give the Company's customers confidence in receiving an accurate analysis of the products delivered.

         The Company's manufacturers currently conducts inspections and detailed record keeping throughout the manufacturing process, including, when and as applicable, quantity verification, label validation, hardness, weight, friability and disintegration measurements and package quality sampling.

MATERIALS AND SOURCES OF SUPPLY

         The Company has established numerous sources of supply and attempts to cultivate strong relationships with its suppliers. The Company will seek to employ centralized purchasing where cost efficiencies can be obtained without compromising existing supply relationships; in other cases, the Company will source materials independently. Management has extensive knowledge and experience related to sourcing of raw materials and other product ingredients. More than 50% of the Company's raw materials currently come from outside the U.S. Raw materials include all natural herbs and minerals and are plentiful worldwide.



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


RISK MANAGEMENT

         The sales of the Company's products include an inherent risk that product liability claims may be asserted against the Company. See "Risk Factors--Product Liability; Potential Adverse Product Publicity." The Company intends to maintain product liability insurance coverage in the minimum amount of $2.0 million per occurrence and $5.0 million in the aggregate. There can be no assurance that the Company will be able to maintain product liability insurance on acceptable terms or that its insurance will provide adequate coverage against potential claims. While the Company has not experienced any product liability claims, if such claims should arise in the future, they could have a material adverse effect on the Company's business, financial condition and results of operations.

Reports to Security Holders

         The Company will send out audited annual reports to its shareholders if required by applicable law. Until such time, the Company does not foresee sending out such reports.

         The Company will make certain filings with the SEC as needed, and any filings the Company makes to the SEC are available and the public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

RISK FACTORS

         Before making an investment decision, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         TRENDS IN THE NUTRITIONAL INDUSTRY; NEW PRODUCT SUPPORT

         The nutritional industry is subject to rapidly changing consumer demands and preferences. There can be no assurance that customers will continue to favor the products provided and manufactured by the Company. A significant shift in customer preferences could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact the Company's gross profit margins. In addition, many of the ingredients for the Company's products require long lead times for growth and production for which the Company must buy or commit to buy long before ultimate sale to its customers. There can be no assurance that sufficient consumer demand will still exist at the time the final product is available for sale or that gross profit margins will be maintained.

         The Company  believes its growth will be materially  dependent upon its
ability  to  develop  new  techniques,   processes  and  technical  capabilities
necessary to meet the needs of its customers and

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



potential customers. The inability of the Company to anticipate and respond to these rapidly changing demands could have an adverse effect on the Company.

         GOVERNMENT REGULATION

         The manufacture, packaging, labeling, advertising, promotion, distribution and sale of the Company's products are subject to regulation by numerous governmental agencies. The most active of these is the U.S. Food and Drug Administration (the "FDA"). Through regulations promulgated, the FDA regulates the Company's products under the Federal Food, Drug and Cosmetic Act (the "FDCA") and the Dietary Supplement Health and Education Act (the "DSHEA"). The Company's products are also subject to regulation by, among other regulatory entities, the Consumer Product Safety Commission (the "CPSC"), and the U.S. Department of Agriculture (the "USDA"). In addition, the Company's manufacturers' facilities are regulated by the Environmental Protection Agency (the "EPA") and the Occupational Safety and Health Administration (the "OSHA"). Advertising and other forms of promotion and methods of marketing of the Company's products are subject to regulation by the U.S. Federal Trade Commission (the "FTC"), which regulates these activities under the Federal Trade Commission Act (the "FTCA"). The manufacturing, labeling and advertising of the Company's products are also regulated by various states and local agencies as well as those of each foreign country to which the Company distributes its products. In particular, California's Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65") requires warnings on labels of dietary supplements that contain chemicals listed by the state which are known to cause cancer or reproductive toxicity.

         The Company's manufactured products are generally regulated as dietary supplements under the FDCA and DSHEA. Unless a claim is made that a dietary supplement may be used to treat, mitigate, cure, prevent or diagnose a specific disease, the Company's manufactured products are not subject to pre- market approval by the FDA. However, these products are nonetheless subject to extensive regulation by the FDA relating to adulteration and misbranding. For instance, the Company is responsible for ensuring that all dietary ingredients in a supplement are safe, must notify the FDA in advance of putting a product containing a new dietary ingredient (i.e., an ingredient not marketed for use as a supplement before October 15, 1994) on the market and furnish adequate information to provide reasonable assurance of the ingredient's safety. Further, if the Company makes statements about the supplement's effects on the structure or function of the body, the Company must, among other things, have substantiation that the statements are truthful, accurate and not misleading. In addition, the Company's product labels must bear proper ingredient and nutritional labeling and the Company's supplements must be manufactured in accordance with current Good Manufacturing Practice regulations ("GMPs") for foods. The FDA has issued an advance notice of proposed rulemaking to consider whether to develop specific GMP regulations for dietary supplements and dietary supplement ingredients. Such regulations, if promulgated, may be significantly more rigorous than current requirements and may contain quality assurance requirements similar to GMPs for drug products. A product can be removed from the market if it is shown to pose a significant or unreasonable risk of illness or injury. Moreover, if the manufacturer makes claims, or the FDA determines, that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, the product would meet the definition of a drug and would require pre-market approval of safety and effectiveness prior to its manufacture and distribution. Failure of the Company to comply with applicable FDA regulatory

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



requirements   may  result  in,  among  other   things,   injunctions,   product
withdrawals, recalls, product seizures, fines and criminal prosecutions.

         Advertising of the Company's nutritional products will be subject to regulation by the FTC under the FTCA. Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to, among other things, drugs or foods, which includes nutritional supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine," an advertiser is required to have a "reasonable basis" for all product claims at the time the claims are first used in advertising or other promotions. Failure to adequately substantiate claims may be considered either as a deceptive or unfair practice. Pursuant to this FTC requirement, the Company or the customers to which it provides manufactured products will be required to have adequate substantiation for all advertising claims made about its products. The type of substantiation will be dependent upon the product claims made. For example, a health claim normally would require competent and reliable scientific evidence, while a taste claim would require only survey evidence.

         In recent years, the FTC has initiated numerous investigations of nutritional supplement and weight loss products and companies. The FTC is reexamining its regulation of advertising for nutritional supplements and has announced that it will issue a guidance document to assist nutritional supplement marketers in understanding and complying with the substantiation requirement. Upon release of this guidance document, the Company or the customers to which it provides manufactured product will be required to evaluate its compliance with the guideline and may be required to change its advertising and promotional practices.

         Governmental regulations in foreign countries where the Company sells and plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors in those countries. These distributors are independent contractors over whom the Company has limited control.

         The Company may be subject to additional laws or regulations by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Such laws or regulations could, however, require the Company to reformulate certain products to meet new standards or recall or discontinuance of certain products that cannot be reformulated, impose additional recordkeeping requirements, require expanded documentation of the properties of certain products or expand or change requirements as to labeling or scientific substantiation. Any or all of these requirements could have a material adverse effect on the Company's business, financial condition and results of operations.




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


         COMPETITION

         The nutritional industry is highly competitive. Numerous companies, many of which are significantly larger than the Company, have greater financial, personnel, distribution and other resources than the Company and may be better able to withstand volatile market conditions, compete with the Company in supplying herbs and extracts and in the development, manufacture and marketing of nutritional supplements. The Company's principal competition comes from domestic and foreign manufacturers and other wholesale distribution companies. With generally low barriers to entry, additional competitors could enter the market. There can be no assurance that national or international companies will not seek to enter, or increase their presence in, the industry or that existing or potential customers will not expand, whether horizontally or vertically and whether by acquisition or otherwise. In addition, large nationally known companies (such as Weider Nutritional International, Inc., Twinlab Corporation, Solgar Vitamin and Holding Company, Rexall Sundown, Inc., Nature's Way Products, Botanicals International, Inc., Pure World, Inc. and Triarco Industries, Inc.) and, on a limited basis, pharmaceutical and packaged food and beverage companies, compete with the Company in this industry. Competition from any of these companies could have a material adverse effect on the Company. See "Business--Competition."

         PRODUCT LIABILITY; POTENTIAL ADVERSE PRODUCT PUBLICITY

         The Company, like any other wholesaler, retailer or distributor of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company faces the risk that materials used in the manufacture of final products may be contaminated with substances that may cause sickness or injury to persons who have used the products, or that sickness or injury to persons may occur if products distributed by the Company are ingested in dosages which exceed the dosage recommended on the product label. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on the Company. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company's insurance coverage could have a material adverse effect on the Company.

         The Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on the Company, regardless of whether such reports are scientifically supported and regardless of whether the harmful effects would be present at the dosages recommended for such products.

         Management believes the nutritional industry is affected by national media attention regarding the consumption of supplements. There can be no assurance that future scientific research or publicity will be favorable to the nutritional industry or any particular product. Future reports of research that are perceived as unfavorable could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects of consumption of the Company's products, or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products as directed. The Company may not be able to counter the effects of negative publicity concerning its products or raw materials.



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


         LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES

         Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, the Company's Blue Green Manna(TM) product contains innovative ingredients or combinations of ingredients. Although the Company believes all of its products to be safe when used as directed, there is little long-term experience with human consumption of the ingredients or combination of ingredients found in Blue Green Manna(TM). Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the formulation and production of its products, it has not sponsored or conducted clinical studies on the effects of human consumption. See "Product Liability; Potential Adverse Product Publicity."

         RISKS ASSOCIATED WITH MANUFACTURING AND PROCESSING

         The Company's results of operations are dependent upon the continued operation of its manufacturers' processing facilities in Florida, New Jersey and Pennsylvania at their current levels. The operation of nutritional supplement manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with the requirements of government agencies, including the FDA. All of the Company's products and ingredients are processed by outside contractors. The Company's profit margins on these products and its ability to deliver these products on a timely basis are dependent on the ability of the outside contractors to continue to supply products that meet the Company's quality standards in a timely and cost-efficient manner. The occurrence of significant operational problems at the facilities of its outside suppliers could have a material adverse effect on the Company's business, financial condition and results of operations during the period of such operational difficulties.

         INTELLECTUAL PROPERTY PROTECTION

         The Company relies on common law trademark rights to protect its unregistered trademarks as well as its trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. The protection available, if any, in jurisdictions other than the United States may not be as extensive as the protection available to the Company in the United States.

         Although the Company seeks to avoid infringement on the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Any infringement claims by third parties against the Company may have a material adverse effect on the Company's business, financial condition and results of operations.

         To date, the Company has only applied for two (2) trademarks, both in the state of Florida. While these applications serve to protect the Company and these products, the protection is limited only to the state of Florida, where the Company currently operates. As the Company expands its operations nationally, it may become necessary to file applications for intellectual property protection in other states as well as federally. This may cost the Company substantial expense both to apply and to defend. Even expansion of the Company's current intellectual property protection

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



may be inadequate to protect the Company and its products from infringement. In this event, the Company would have the option of asserting its legal rights, which could potentially translate to substantial expense to the Company.

         DEPENDENCE ON KEY PERSONNEL

         The success of the Company will be largely dependent on the continuing efforts of Armand Dauplaise, the Company's President and Vice Chairman and Kevin Lockhart, the Company's Secretary and Vice Chairman. The Company has entered into employment and non-competition agreements with each of these individuals. Additionally, the Company likely will depend on the senior management of any significant business it acquires in the future. The business or prospects of the Company could be adversely affected if any of these people, current or future, do not continue in their management role until the Company is able to attract and retain qualified replacements. The success of the Company will also depend on its ability to attract and retain other qualified personnel.

         NO ASSURANCE OF FUTURE INDUSTRY GROWTH

         There is limited reliable, comprehensive data available regarding the size of the nutritional industry and the historic and future expected growth of such industry. Industry data and projections are inherently uncertain and subject to change. There can be no assurance that the industry is as large as some publicly available reports indicate or that projected growth will occur or continue. In addition, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control. There can be no assurance that an adverse change in the size or growth rate of the nutritional product market will not have a material adverse effect on the Company.

         ACQUISITIONS MAY ADVERSELY AFFECT THE BUSINESS

         As part of the Company's business strategy it expects to make acquisitions of businesses that offer complementary products, services and technologies. Acquisitions are and will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the possibility that the Company pay much more than the acquired business is worth, the difficulty of integrating the operations and personnel of the acquired business into that of the Company, the potential product liability associated with the sale of the acquired business' products, the potential disruption of our ongoing business, the distraction of management from the Company's business, the inability of management to maximize the Company's financial and strategic position, and the impairment of relationships with employees and customers. Management has limited experience acquiring businesses and cannot assure anyone that they will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to integrate such organizations into the business successfully. Further, the financial consequences of acquisitions and investments may include potentially dilutive issuances of equity securities, one-time write-offs, amortization expenses related to goodwill and other intangible assets and the incurrence of contingent liabilities. These risks could have a material adverse effect on our business, financial condition and results of operations.



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


         CONTROL BY PRESENT SHAREHOLDERS

         The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

         POTENTIAL ANTI-TAKEOVER AND OTHER EFFECTS OF ISSUANCE OF
         PREFERRED STOCK MAY BE DETRIMENTAL TO COMMON SHAREHOLDERS

         The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share; none of which shares has been issued. The issuance of preferred stock does not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, has the power to issue shares of preferred stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         NO SECONDARY TRADING EXEMPTION

         In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

         POSSIBLE ADVERSE EFFECT OF PENNY STOCK REGULATIONS ON LIQUIDITY OF COMMON STOCK IN ANY SECONDARY MARKET

         In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the common stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange.

The Securities and Exchange Commission has established risk disclosure requirements for broker- dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

         PRODUCT LIABILITY CLAIMS

         As a marketer of vitamin and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among others, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been made to the Company, there can be no assurance that product liability claims and the resultant adverse publicity will not have a material adverse effect on the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Discussion and Analysis

         The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties in the forward-looking statements. The Company's actual results may differ significantly from the results, expectations and plans discussed in the forward- looking statements.

         The Company's growth is expected to come primarily from the private label manufacture and wholesale distribution of human and animal health supplements and supply of ingredients (nutraceutical based health supplements) for inclusion in health supplements and foods. This pattern of growth will closely correlate to increases in the Company's health supplement manufacturing and distribution capacity and its development of proprietary health supplement technologies.

         On May 30, 2000, the Company acquired the assets of Crown Enterprises, Inc. By purchasing the assets of Crown, a "cottage" private label distributor of health supplements, the Company acquired technology and a proprietary nutritional supplements product line. The operation produced only nominal revenues in 1999. Operations for private label manufacturing and distribution are expected to begin after assembling a staff experienced in the health supplement industry and after raising the funds necessary to purchase an existing manufacturing facility. Company management estimates that $2 million will be needed to purchase such facility. The monies needed are expected to be raised by the Company through private placement efforts to the investment community. No funding source has yet been identified. Additionally, no specific facility has been selected by the Company for purchase.

         In addition to private label distribution, the Company also benefitted from its development of its Live Blood Cell Analysis program the second half of 1999 and first half of 2000. The Company conducted extensive experimentation to develop the trademarked GREEN PEARLS(TM) product line and the process for the capsuling of BLUE GREEN ALGAE FROM UPPER LAKE KLAMATH with extended shelf-life. GREEN PEARLS(TM) is a unique natural food source, which is a standard health food supplement for maintaining individual health. By mid-1999, the Company had perfected a process for producing GREEN PEARLS(TM) with a two (2) year shelf-life. The Company began distribution of GREEN PEARLS(TM) to several customers in the second quarter of 1999.

         Since acquiring Crown, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - For the Year Ended December 31, 2000 and the period from inception of the Company's subsidiary (April 9, 1999) through December 31, 1999

         Results of Operations have been prepared by the Company for the year ended December 31, 2000 and the period from inception of the Company's subsidiary (April 9, 1999) through December 31, 1999, because a comparison of full fiscal years would not be meaningful in light of the May 2000 share exchange and may have been misleading.

Revenues

         Revenues for the year ended December 31, 2000 were $75,447 and for the period from inception of the Company's subsidiary (April 9, 1999) to December 31, 1999 were $87,425.

         The main reason for the decline in revenues was that no consulting revenues were generated by Armand Dauplaise in year 2000. This is because he spent one hundred percent (100%) of his time working for the Company, rather than consulting for outside companies.

         Currently eighty-nine percent (89%) of the Company's revenues are related to microscopy operations. Eleven percent (11%) of the Company's revenues are generated through the equine distributor.

Operating Expenses

         Selling, general and administrative expenses for the year ended December 31, 2000 were $401,757 versus $284,124 for the period from inception of the Company's subsidiary (April 9, 1999) to December 31, 1999. Net loss was $358,547 and $223,748 respectively.

         Currently, microscopy operations account for one hundred percent (100%)
of  the  Company's   expenses.   The  Company  incurs  no  expenses  related  to
distribution of its equine supplements.

Assets and Liabilities

         Assets were $41,663 as of December 31, 2000, and $28,195 for the period from inception of the Company's subsidiary (April 9, 1999) to December 31, 1999. As of December 31, 2000, assets consisted primarily of cash and inventory with a combined net book value of $39,733. Liabilities were $358,130 and $141,100 as of December 31, 2000 and for the period from inception of the Company's subsidiary (April 9, 1999) to December 31, 1999 respectively. As of December 31, 2000 liabilities consisted primarily of notes payable and accrued expenses.

Stockholders' Deficit

         Stockholders' deficit was ($299,861) as of December 31, 2000 and ($106,748) for the period from inception of the Company's subsidiary (April 9, 1999) to December 31, 1999.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

         In October 2000, the Company issued a total of 86,000 shares of its common stock to three (3) persons. Bradley Kline has served as a financial consultant to Crown since October 1999. No contract between either Crown or the Company and Mr. Kline exists. Melvin Correll and Glenna Correll have also served as consultants to Crown. They introduced Crown to several doctors in the Orlando, Florida area who are interested in Crown's live blood microscopy work. No contract exists. Richard Wilson, who received 60,000 of the shares, was inadvertently left off the list of

Crown shareholders when the Share Exchange took place in May 2000. For such offering, the Company relied upon the 506 Exemption and the Florida Exemption. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Financial Condition, Liquidity and Capital Resources

         At December 31, 2000 the Company had cash and cash equivalents of $19,832 as compared to $20 as of December 31, 1999.

         The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

         The equity financing of $35,000 plus subsequent equity financing of $95,000 will be adequate to fund current operations for nine (9) months. The company intends to raise additional equity capital totaling approximately $5 million.

         Bio-One Corporation will launch an aggressive targeted audience campaign during "Plan" year one. "Plan" year one (1) will begin once the Company has completed its Form 10SB process with the SEC and has gained approval from NASD for quotation and trading of its common stock. There can be no assurance when or if these two (2) self-imposed requirements will be met. It is anticipated to include awareness, point of purchase, repeat buyer incentives, an awards program, etc.

         The Company plans to finance its future operations through the sale of its products and services. In the event the Company is unable to fund operations from revenues alone, the Company may raise additional capital through private and/or public sales of securities in the future but has no commitments at this time which are contingent upon the occurrence of some future event.

         In August 2000, the Company executed a promissory note in the amount of twenty-five thousand dollars ($25,000) in favor of Kevin Thomas, which note is convertible in the sole discretion of the holder, into shares of the Company's restricted common stock at a conversion price of $0.25 per share. The note bears interest at a rate of twelve percent (12%) per annum. The note was due November 30, 2000, however the maker and the holder orally agreed to extend maturity for an additional ninety (90) days, based upon the terms and conditions of the original note. No additional documentation was produced in connection with such extension. For such offering, the Company relied upon Section 4(2), Rule 506 and
Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In December 2000, the Company executed a convertible promissory note in favor of Margaret Schrock in the principal amount of $25,000. The note bears interest at a rate of twelve percent (12%) per annum and is due June 5, 2001. The note is convertible at the option of the holder to shares of the Company's restricted common stock at a price of $0.25 per share or fifty percent (50%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         The Company may raise additional capital through private and/or public sales of securities in the future but has no definite commitments at this time.

ITEM 3.  DESCRIPTION OF PROPERTY

         In August 2000, Crown entered into a lease with Daniel Jack Co. for the premises located at 310 Waymont Court, Suite 100, Lake Mary, FL 32746. The property consists of approximately 1,500 square feet and serves as the Company's headquarters. The term is through December 31, 2000. The Company makes monthly payments in advance in the amount of $2,250. At the expiration of the lease, the Company continued occupancy of the premises as a month-to-month tenant.

         The Company moved to a larger facility next door and with the same landlord. The Company and the landlord agreed to let the terms and conditions of the old lease control the new location as well. All activities including research and development, order fulfillment, and administrative management are conducted at this location. All manufacturing is done off premises.
See Part I, Item 1. "Manufacturing."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following table sets forth information as of April 9, 2001, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of common stock beneficially owned.

Name and Address of        Title of      Amount and Nature of    Percent of
Beneficial Owner              Class          Beneficial Owner      Class
-------------------------------------------------------------------------------

Armand Dauplaise(1)(2)(4)  Common             3,500,000            35.0%
310 Waymont Court
Suite 100
Lake Mary, Florida 32746

Kevin Lockhart(1)(3)(4)    Common             3,500,000            35.0%
310 Waymont Court
Suite 100
Lake Mary, Florida 32746

All Executive Officers and
Directors as a Group       Common             7,000,000            69.9%
(Two (2) persons)
-------------------------------------------------------------------------------

(1) In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(2) In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one (1) year and automatically renews for successive one (1) year terms. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

(3) In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one (1) year and automatically renews for successive one (1) year terms. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

(4) In October 2000, Armand Dauplaise, the Company's current Vice-Chairman and President and Kevin Lockhart, the Company's current Vice-Chairman and Secretary donated 1,047,500 shares each back to the Company in an effort to reduce the issued and outstanding stock of the Company. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; and Part I, Item 7. "Certain Relationships and Related Transactions."

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one (1) and such number as our board of directors may determine by resolution or election. Our board of directors currently consists of four members.

            NAME                AGE        POSITION
---------------------------     ---        --------
1.         Armand Dauplaise     60         President &  Chairman

2.         Kevin Lockhart       48         Secretary
--------------------------------------------------------

ARMAND DAUPLAISE

         Mr. Dauplaise's career of thirty (30) years as a professional manager spans four (4) different industries in food products and services, with senior management responsibilities at the CEO and COO level. He has extensive experience in management, operations, marketing, mergers and acquisitions. Mr. Dauplaise has received numerous industry awards for service, performance and leadership. He has served in leadership positions with the Burger King Corporation, Hardees, Hallmark Cards, National Coffee, Coffee Butler, and Premier Services. Prior to his current position as President of Bio-One, he served as the Chief Operating Officer at Leffler Enterprises where he developed and updated policies, procedures, systems, and the business plan to facilitate growth from $11 million to $20 million annually while also identifying $60,000 in annual savings. He also designed the Client Service Program, Preferred Client Rebate Program and the Property Enhancement Program, which differentiated the company from its competition.

         As President of Restoring Services, Mr. Dauplaise led a floundering franchise through an industry crisis, assuming complete responsibility for management, administration, marketing, and employee supervision. He also guided the franchise to a top-five ranking out of two hundred fifty (250) nationwide locations. While President of Premier Services Mr. Dauplaise built and managed a snack and beverage vending leader encompassing five divisions, 100+ employees, and branch operations in four states by utilizing an industry consolidation concept. He created a "total refreshment service" concept, which represented thirty five percent (35%) of company sales. He devised a strategy that added four new markets and augmented sales by three million dollars ($3,000,000). He also constructed a marketing plan for an institutional food division that bolstered sales by five hundred percent (500%) and profits by seven hundred percent (700%).

KEVIN LOCKHART

         As President of Green Pearls International, Kevin Lockhart launched a marketing and promotional program to sell and distribute natural health products direct to retail consumers through approximately fifty to seventy five (50-75) authorized distributors, including the formulation of new products and designs to address basic nutritional needs. In addition, he provided seminars to advance and educate consumers on supplements and natural alternatives, such as Live Blood Cell Microscopy. He also founded Green Supreme Labs which developed the proprietary formulas for the nutritional supplements product line. As the founder of Crown Institute, he developed the microscopy testing program and its training procedures. At Crown Institute, he also developed and improved the procedures for training and the equipment utilized for the microscopy testing. Additionally, he formed an alliance with City College of Florida located in Ft. Lauderdale to train and provide competency certification for ten (10) professionals in Live Blood Analysis Microscopy. This was Mr. Lockhart's contribution to the formation of Bio-One Corporation.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I,
Item 7. "Certain

Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms. See Part I,
Item 6." Executive Compensation."; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In October 2000, Armand Dauplaise, the Company's current Vice-Chairman and President and Kevin Lockhart, the Company's current Vice-Chairman and Secretary donated 1,047,500 shares each back to the Company in an effort to reduce the issued and outstanding stock of the Company. See Part I, Item 7. "Certain Relationships and Related Transactions."

Family Relationships

         There are no family relationships between or among the executive officer and director of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Armand Dauplaise and Kevin Lockhart comprise all of the Company's executive officers, directors and greater than ten percent (10%) beneficial owners of its common stock, and have complied with Section 16(a) filing requirements applicable to them during the Company's fiscal year ended December 31, 2000.

Business Experience

         Officers and Directors

The following is a brief description of the business background of our executive officers, and directors:

Armand Dauplaise has served as an officer and director of Bio-One Corporation since it acquired Crown Enterprises, Inc. on May 30, 2000. Prior to the Company's acquisition of Crown, he served as Crown's President since 1999. Mr. Dauplaise's career of thirty (30) years as a professional manager spans four (4) different industries in food products and services, with senior management responsibilities at the CEO and COO level. He has extensive experience in management, operations, marketing, mergers and acquisitions. Mr. Dauplaise has received numerous industry awards for service, performance and leadership. He has served in leadership positions with the Burger King Corporation, Hardees, Hallmark Cards, National Coffee, Coffee Butler and Premier Services. Mr. Dauplaise attended Rochester Institute of Technology between 1964 and 1967 where he majored in business and accounting.

Kevin Lockhart has served as Secretary of Bio-One Corporation since it acquired Crown Enterprises, Inc. in May 2000. Prior to the Company's acquisition of Crown and between 1998 and 1999, he served as the President of Green Pearls International. Between 1996 and 1998, he served as President of Green Supreme Labs. From 1995 to 1996, he was the President of Crown Institute. Mr. Lockhart did not attend college.

Director's Compensation

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

(a) GENERAL

Item 6. Executive Compensation


Name           Year   Annual         Annual              LT
and Post              Comp           Comp      Annual    Comp   LT              All
                      Salary         Bonus     Comp      Rest   Comp    LTIP    Other
                      (2)(3)(4)       ($)      Other     Stock  Options Payouts (1)

Armand         1999    $120,000
Dauplaise,
President      2000    $120,000
and Vice-
Chairman

Kevin          1999    $120,000
Lockhart,
Secretary      2000    $120,000
and Vice-
Chairman

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) Approximately eighty percent (80%) of the executive compensation past due the officers of the Company has not been paid to date, but has been accounted for as monies owed by the Company to Dauplaise and Lockhart.

(3) In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one (1) year and automatically renews for successive one (1) year terms. See Part I, Item 7. "Certain Relationships and Related Transactions."

(4) In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one (1) year and automatically renews for successive one (1) year terms. See Part I, Item 7. "Certain Relationships and Related Transactions."

EMPLOYMENT CONTRACTS

         The Company has entered into employment agreements with both of its officers and directors, the terms of which are listed in numbers four (4) and five (5) above.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In May 1998, prior to its acquisition of Crown, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-two (72) investors for $16,000. Dale B. Finfrock, Jr., the Company's then current sole officer and director, received 279,960 of such shares. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 517.061(11) of the Florida Code,
Section  10-5-9(13) of the Georgia Code,  Section 90.530(11) of the Nevada code,
Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See Part II, Item 4. "Recent Sales of Unregistered Securities.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company issued 100,000 shares of its restricted common stock to three (3) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

         In May 2000, the Company entered into an employment agreement with Armand Dauplaise to be the Company's Vice-Chairman and President. Mr. Dauplaise draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms.

         In May 2000, the Company entered into an employment agreement with Kevin Lockhart to be the Company's Vice-Chairman and Secretary. Mr. Lockhart draws a base salary of $120,000 annually and is entitled to a monthly vehicle allowance of $350 per month. The term of the agreement is for a period of one
(1) year and automatically renews for successive one (1) year terms.

         In October 2000, Armand Dauplaise, the Company's current Vice-Chairman and President and Kevin Lockhart, the Company's current Vice-Chairman and Secretary donated 1,047,500 shares each back to the Company in an effort to reduce the issued and outstanding stock of the Company.

         In October 2000, the Company issued a total of 86,000 shares of its common stock to three (3) persons. Bradley Kline has served as a financial consultant to Crown since October 1999. No contract between either Crown or the Company and Mr. Kline exists. Melvin Correll and Glenna Correll have also served as consultants to Crown. They introduced Crown to several doctors in the Orlando, Florida area who are interested in Crown's live blood microscopy work. No contract exists. Richard Wilson, who received 60,000 of the shares, was inadvertently left off the list of Crown shareholders when the Share Exchange took place in May 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 2001, the Company issued 10,000 shares of its common stock to Curt Jones, who served as a financial consultant to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

ITEM 8. DESCRIPTION OF SECURITIES

Description of Capital Stock

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $0.001 par value per share and 10,000,000 shares of Preferred Stock, $0.001 par value per share. As of April 9, 2001, the Company had 10,520,999 shares of its common stock outstanding and none of its preferred stock outstanding.

Description of Common Stock

         All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of the Company's common stock issued and outstanding are fully-paid and nonassessable.

Description of Preferred Stock

         Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights.

         While the Company currently has no anti-takeover provisions in its Articles of Incorporation or Bylaws, its preferred stock may potentially be used for this purpose. The Company is authorized to issue shares of preferred stock although none has been issued to date. The issuance of preferred stock may not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, may have the power to issue shares of preferred stock in one (1) or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti- takeover measure or device to prevent a change in control of the Company.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER
                MATTERS.

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

         The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

         If  and  when  the   Company's   common   stock   is   traded   in  the
over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker- dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of April 9, 2001, there were ninety-five (95) holders of record of the Company's common stock.

         As of April 9, 2001, the Company had 10,520,999 shares of its common stock issued and outstanding. Of this total, 8,920,999 were restricted pursuant to the terms of Rule 144 ("Rule 144") of the Act, 1,600,000 are free-trading and no shares which are restricted have been held for a period of one (1) year or more.

Dividend Policy


         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

         The Company has not as of this date, but intends to request in the immediate future a broker- dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 211 to the National Association of Securities Dealers ("NASD") and to serve as a market maker for the Company's common stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted only by management of the Company.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with accountants on accounting or financial disclosure which fall within the scope of Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of common stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of common stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         In May 1998, prior to its acquisition of Crown, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-two (72) investors for $16,000. Dale B. Finfrock, Jr., the Company's then current sole officer and director, received 279,960 of such shares. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, Section 10-5-9(13) of the Georgia Code, Section 90.530(11) of the Nevada code, Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors.

         The facts upon which the Company relied in Geogia are: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements; (iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

         The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than twenty-five (25) purchasers in Nevada, other than those designated in subsection ten (10), during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection ten (10), were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, other than those designated in subsection ten (10), and the transaction was part of an aggregate offering that does not exceed five hundred thousand dollars ($500,000) during any twelve (12) consecutive months.

         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         In May 2000, the Company entered into the Share Exchange with Crown and its shareholders which had been formed in April 1999. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of Crown for all of the issued and outstanding stock of Crown. As part of the exchange, Dauplaise and Lockhart each received 4,597,500 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In May 2000, the Company issued 100,000 shares of its restricted common stock to three (3) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In June 2000, the Company sold 40,000 shares of its restricted common stock to one (1) investor for $10,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In July 2000, the Company sold 100,000 shares of its restricted common stock to one (1) investor. The Company also issued a warrant to purchase an additional 400,000 shares of the Company's restricted common stock, which warrant is exercisable at a price of $0.25 per share. The warrants expire six
(6) months from the date on which the Company's common stock is quoted on the Over the Counter Bulletin Board. The Company received a total of $25,000 for the investment. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In August 2000, the Company executed a promissory note in the amount of twenty-five thousand dollars ($25,000) in favor of Kevin Thomas, which note is convertible in the sole discretion of the holder, into shares of the Company's restricted common stock at a conversion price of $0.25 per share. The note bears interest at a rate of twelve percent (12%) per annum. The note was due November 30, 2000, however the maker and the holder orally agreed to extend maturity for an additional ninety (90) days, based upon the terms and conditions of the original note. No additional documentation was produced in connection with such extension. For such offering, the Company relied upon Section 4(2), Rule 506 and the Florida Exemption.

         In October 2000, the Company issued a total of 86,000 shares of its common stock to three (3) persons. Bradley Kline has served as a financial consultant to Crown since October 1999. No contract between either Crown or the Company and Mr. Kline exists. Melvin Correll and Glenna Correll have also served as consultants to Crown. They introduced Crown to several doctors in the Orlando, Florida area who are interested in Crown's live blood microscopy work. No contract exists. Richard Wilson, who received 60,000 of the shares, was inadvertently left off the list of Crown shareholders when the Share Exchange took place in May 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In November 2000, the Company sold 140,000 shares of its common stock to one (1) investor for $35,000. The Company issued a warrant to purchase an additional 180,000 shares of the Company's common stock at an exercise price of $1.00 per share or eighty percent (80%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. The warrants expire twelve (12) months from the date on which the Company's common stock is approved for quotation on the Over the Counter Bulletin Board. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In December 2000, the Company executed a convertible promissory note in favor of Margaret Schrock in the principal amount of $25,000. The note bears interest at a rate of twelve percent (12%) per annum and is due June 5, 2001. The note is convertible at the option of the holder to shares of the Company's restricted common stock at a price of $0.25 per share or fifty percent (50%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In December 2000, the Company sold a total of 139,999 shares of its common stock to four (4) investors for a total of $34,999.99. No memorandum was used in connection with the sale. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In March 2001, the Company sold 500,000 shares of its common stock to two (2) investors for $125,000. The Company issued warrants to purchase an additional 500,000 shares of the Company's Common Stock at an exercise price of $1.00 per share or eighty percent (80%) of the average bid price for the first three (3) weeks of public trading, whichever is lower. The warrants expire twelve (12) months from the date on which the Company's Common Stock is approved for quotation on the Over the Counter Bulletin Board. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, the Florida Exemption and
Section 1707.03(X) of the Ohio Code.

         The facts relied upon to make the Ohio Exemption include the following:
(i) the Company filed a completed SEC Form D with the Ohio Division of Securities; (ii) the Company executed a Form U-2 consent to service of process in the state of Ohio; (iii) the forms were filed not later than fifteen (15) days after the first sale of the securities in Ohio; and (iv) the Company paid an appropriate filing fee of $100.

         In April 2001, the Company issued 10,000 shares of its common stock to Curt Jones, who served as a financial consultant to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation provide that: Nevada Revised Statutes ("NRS") 78.037 shall be part of these Articles of Incorporation.

         The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, wither or not the Corporation would have the legal power to indemnify them directly against such liability.

         The Nevada Revised Statutes provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         The statutes also provide that any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

PART F/S

                               BIO-ONE CORPORATION

                        Consolidated Financial Statements

                           December 31, 2000 and 1999

                               BIO-ONE CORPORATION


                                Table of Contents



Independent Auditor's Report                ................................F-1

Financial Statements:

         Consolidated Balance Sheets........................................F-2

         Consolidated Statements of Operations..............................F-4

         Consolidated Statements of Changes in Stockholders' Equity.........F-5

         Consolidated Statements of Cash Flows..............................F-6

Notes to Consolidated Financial Statements..................................F-7

                          Independent Auditors' Report


The Board of Directors and Stockholders
Bio-One Corporation


We have audited the accompanying consolidated balance sheets of Bio-One Corporation, as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2000 and the period from inception (April 9, 1999) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-One Corporation as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the year ended December 31, 2000 and the period from inception (April 9, 1999) through December 31, 1999, in conformity with generally accepted accounting principles.






January 17, 2001
Maitland, Florida

                               BIO-ONE CORPORATION

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999

                              Assets
                                                                                     2000                  1999
                                                                                ----------------      ----------------
Current assets:
          Cash                                                                  $         19,832                    20
          Accounts receivable                                                              1,930                    34
          Inventory                                                                       19,901                28,141
                                                                                ----------------      ----------------

             Total current assets                                                         41,663                28,195

Furniture and Equipment                                                                   18,035                 6,619

          Less accumulated depreciation                                                    3,129                   662
                                                                                ----------------      ----------------

          Net equipment                                                                   14,906                 5,957

Other assets:

                   Deposits                                                                1,700                   200
                                                                                ----------------      ----------------

                                                                                $         58,269                34,352
                                                                                ================      ================







                                                                     (Continued)


                       See accompanying notes to financial
                                  statements.

                               BIO-ONE CORPORATION

                     Consolidated Balance Sheets - Continued


                              Liabilities and Stockholders' Equity

                                                                                             2000        1999
                                                                                ----------------- ------------------
Current liabilities:
      Accounts payable                                                           $         30,160             46,350
      Notes payable (note 5)                                                              124,502                  -
      Accrued expenses (note 4)                                                           203,468             94,750
                                                                                ----------------- ------------------

                    Total current liabilities                                             358,130            141,100
                                                                                ----------------- ------------------


Stockholder's equity:

Common stock ($.001 par value; 100 million shares  authorized;  9,844,999 shares at December 31, 2000 and 4,994,500 shares at
     December 31, 1999 issued and outstanding)                                              9,845             49,945
Preferred stock ($.001 par value; 10,000,000 shares authorized;
     none issued)                                                                               -                  -
      Additional paid-in capital                                                          279,255             70,555
      Stock subscriptions receivable                                                            -             (3,500)
      Accumulated deficit                                                                (588,961)          (223,748)
                                                                                ----------------- ------------------

                   Total stockholders' equity                                            (299,861)          (106,748)
                                                                                ----------------- ------------------

                                                                                 $         58,269             34,352
                                                                                ================= ==================





                       See accompanying notes to financial
                                  statements.

                               BIO-ONE CORPORATION

                      Consolidated Statements of Operations

                        Year ended December 31, 2000 and
                    the period from inception (April 9, 1999)
                            through December 31, 1999

                                                                                             2000        1999
                                                                                -----------------   --------------
Revenue:
      Product sales                                                              $         75,447           47,425
      Consulting fees                                                                           -           40,000
                                                                                -----------------   --------------

                 Total sales                                                               75,447           87,425

Cost of goods sold                                                                         35,570           27,049
                                                                                -----------------   --------------

                 Gross profit                                                              39,877           60,376

Selling, general and administrative:
      Professional fees                                                                   231,898          156,651
      Salaries                                                                            115,718           94,750
      Rent                                                                                 16,700                -
      Other administrative                                                                 37,441           32,723
                                                                                -----------------   --------------
                 Total selling, general and administrative                                401,757          284,124
                                                                                -----------------   --------------

Other income (expense):
      Interest expense                                                                     (3,333)               -
                                                                                -----------------   --------------

                               Net loss                                         $        (358,547)  $     (223,748)
                                                                                =================   ==============

Loss per common share:
      Basic                                                                     $            (.06)           (0.05)
                                                                                =================   ==============
      Diluted                                                                   $            (.06)           (0.05)
                                                                                =================   ==============

Weighted average number of common shares outstanding:
      Basic                                                                             6,232,900        4,924,900
                                                                                =================   ==============
      Diluted                                                                           6,432,900        4,924,900
                                                                                =================   ==============


                       See accompanying notes to financial
                                  statements.

                               BIO-ONE CORPORATION

           Consolidated Statements of Changes in Stockholders' Equity

                Year ended December 31, 2000 and the period from
              inception (April 9, 1999) through December 31, 1999



                                                               Additional                   Stock
                                           Common Stock         Paid-in      Treasury    Subscription   Accumulated
                                      Shares         Amount     Capital        Stock      Receivable      Deficit          Total
                                    -----------  ------------ ------------  -----------  -------------  -------------  ------------
Balances, April 9, 1999                       -   $         -            -            -              -              -             -

Common stock subscribed               4,564,500        45,645      (42,145)           -         (3,500)             -             -

Common stock issued for cash            430,000         4,300      112,700            -              -              -       117,000

Net loss                                      -             -            -            -              -       (223,748)     (223,748)
                                    -----------  ------------ ------------  -----------  -------------  -------------  ------------

Balances, December 31, 1999           4,994,500        49,945       70,555            -         (3,500)      (223,748)     (106,748)

Common stock issued for cash            390,000         3,900       35,100            -              -              -        39,000

Common stock issued for services         51,000           510        4,590            -              -              -         5,100

Common stock subscribed               4,424,500        44,245      (40,745)           -         (3,500)             -             -

Reverse acquisition                   1,700,000       (87,040)     103,040            -              -              -        16,000

Common stock issued for cash            140,000           140       34,860            -              -              -        35,000

Stock subscription                            -             -            -            -          7,000              -         7,000

Common stock issued for cash            239,999           240       69,760            -              -              -        70,000

Shares returned to treasury
 from founders                       (2,095,000)       (2,095)       2,095        2,095              -              -         2,095

Cancellation of treasury shares               -             -            -       (2,095)             -              -        (2,095)

Net loss                                      -             -            -            -              -       (365,213)     (365,213)
                                    -----------  ------------ ------------  -----------  -------------  -------------  ------------

Balances, December 31, 2000           9,844,999  $      9,845      279,255            -              -       (588,961)     (299,861)
                                    ===========  ============ ============  ===========  =============  =============  ============


                            See accompanying notes to
                             financial statements.

                               BIO-ONE CORPORATION

                      Consolidated Statements of Cash Flows

                      Year ended December 31, 2000 and the
                      period from inception (April 9, 1999)
                            through December 31, 1999

                                                                                     2000                  1999
                                                                                ---------------      --------------
Cash flows used in operating activities:
    Net loss                                                                    $      (365,213)           (223,748)
    Adjustments to reconcile net loss to net
    cash used in operating activities:
         Depreciation and amortization                                                    2,467                 662
         Common stock issued for services                                                 5,100                   -
         Changes in:
              Accounts receivable                                                        (1,896)                (34)
              Inventory                                                                   8,240             (28,141)
              Other assets                                                               (1,500)               (200)
              Accounts payable                                                          (16,190)             46,350
              Accrued expenses                                                          124,718              94,750
                                                                                ---------------      --------------

                 Net cash used in operating activities                                 (244,274)           (110,361)
                                                                                ---------------      --------------

Cash flows from investing activities:
    Purchase of equipment                                                               (11,416)             (6,619)
                                                                                ---------------      --------------

                 Net cash used in investing activities                                  (11,416)             (6,619)
                                                                                ---------------      --------------

Cash flows from financing activities:
    Issuance of common stock                                                            151,000             117,000
    Proceeds from notes payable                                                         124,502                   -
                                                                                ---------------      --------------

                 Net cash provided by financing activities                              275,502             117,000
                                                                                ---------------      --------------

Net increase in cash                                                                     19,812                  20

Cash, beginning of period                                                                    20                   -
                                                                                ---------------      --------------

Cash, end of period                                                             $        19,832      $           20
                                                                                ===============      ==============

Supplemental disclosure of cash flows information:
    Cash paid during the year for interest                                      $         3,333                   -
                                                                                ===============      ==============


                       See accompanying notes to financial
                                  statements.

                               BIO-ONE CORPORATION

                   Notes to Consolidated Financial Statements
                                December 31, 2000

(1)  Organization and Significant Accounting Policies

     (a)  Organization

          The accompanying consolidated financial statements include the accounts of Bio-One Corporation (Bio-One) and its wholly owned subsidiary, Crown Enterprises, Inc. (Crown or the Company). All significant intercompany balances and transactions have been eliminated in consolidation. Bio-One and subsidiaries have a December 31 fiscal year end.

          Bio-One Corporation was incorporated in the State of Nevada, with capital stock of 20,000,000 shares at $ 0.001 par value, and 1,000,000 shares of preferred stock at $0.001 per value. On July 26, 2000, Bio-One Corporation approved and ratified an increase in the number of authorized shares of the Company's common stock from 20,000,000 to 100,000,000. On the same date, the Company approved and ratified an increase in the number of authorized shares of the Company's preferred stock from 1,000,000 to 10,000,000.

          Crown Enterprises, Inc. was incorporated under the laws of the State of Florida on April 9, 1999. Crown has developed a complete line of naturopathic and nutritional supplement products that can be recommended to address the specific conditions identified by the Company's Microscopy "Live Blood Cell Analysis" Program. The Company's "sell through" concept coupled with its Microscopy Program and full line of naturopathic products places the Company in the forefront of the preventative and alternative healthcare industry.

          The Company's revenues will be generated with strategic acquisitions within an industry poised for consolidation and also through the manufacturing and distribution of nutritional supplement products. The Company is prepared to launch distribution pipelines through E-Commerce, retail stores, infomercials, microscopy centers, and the Equine industry.

          On May 30, 2000, Crown agreed to exchange shares with Bio-One Corporation, a Nevada company. Accordingly, Crown exchanged 10,000,000 shares of the company stock for 10,000,000 shares of Bio-One stock in a business combination accounted for as a reverse acquisition. During the period Bio-One was in existence, prior to the reverse acquisition, its only activity was to raise equity capital. For accounting purposes, the reverse acquisition is reflected as if Crown issued its stock (10,000,000 shares) for the net assets of Bio-One. The net assets of Bio-One were not adjusted in connection with the reverse acquisition since they were monetary in nature.

     (b)  Revenue Recognition

          The principal sources of revenues are derived from product sales. Revenue from product sales is recognized when the product is shipped

                               BIO-ONE CORPORATION
                   Notes to Consolidated Financial Statements


(1)  Organization and Significant Accounting Policies - (Continued)

     (c)  Inventory

          Inventory consists of nutritional supplement products, which are valued at the lower of cost or market on first-in, first-out basis.

     (d)  Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using straight-line methods.

          The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     (f)  Fair Value of Financial Instruments

          The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of such assets. Deposits payable are not current; however, in the case of deposits, no defined maturity exists. As such, the carrying value and the fair value are assumed to be equal.

     (g)  Credit Risks

          Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable. The Company sells its products to customers, at times extending credit for such sales. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

                               BIO-ONE CORPORATION

                   Notes to Consolidated Financial Statements

(2)  Income Taxes

     At December 31, 2000, the Company had a net operating loss carryforward for income tax purposes of approximately $500,000, which is available to offset future taxable income. The loss carryforward expires in the years beginning in 2019, unless it is utilized sooner. A valuation allowance equal to the tax benefit of the net operating losses has been established since it is uncertain that future taxable income will be realized during the carryforward period. Accordingly, no income tax provision has been recognized in the accompanying financial statements.

(3)  Earnings (loss) per Share

     Effective December 31, 1997, FAS 128 "Earnings per Share" requires a dual presentation of earnings per share-basic and diluted. Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding of 6,237,700 in 2000 and 4,924,900 in 1999. Diluted earnings per share has been computed by dividing net loss, reduced by the amount of interest expense on convertible debt, by the weighted average number of common shares outstanding, including the dilutive effects of the convertible debt of 6,237,900 and 4,924,500 in 2000 and 1999, respectively.

(4)  Commitments

     The Company has entered into employment agreements with two of its founding directors requiring aggregate annual salaries of $240,000 beginning in April 1999. At December 31, 2000 and 1999, $203,468 and $94,750,
     respectively, remained to be paid.

(5)  Notes Payable

Note payable to bank,  bearing  interest at the bank's prime rate  (9.5% at  September  30,  2000),  due  March 1,  2001,
collateralized by accounts receivable and inventory.                            $   74,502

Notes payable to individuals,  bearing  interest at 12%, due at various dates in 2001.  Convertible into common shares of
the Company at a conversion price of $0.25 per share.                               50,000

                                                                                $  124,502
                                                                                ==========

                               BIO-ONE CORPORATION

                   Notes to Consolidated Financial Statements


(6)  Stock Purchase Warrants

     The Company has issued to existing shareholders 400,000 stock purchase warrants. The warrants are exercisable at $0.25 per share and expire six months from the date on which the Company's common stock is quoted on the Over the Counter Bulletin Board.

     The Company has also issued an additional 180,000 stock purchase warrants to other existing shareholders. These warrants are exercisable at $1.00 per share or 80% of the average bid price for the first three weeks of public trading, whichever is lower. These warrants expire twelve months from the date on which the Company's common stock is quoted on the Over the Counter Bulletin Board.

PART III

Item 1.           Index to Exhibits
--------------    ---------------------------------
3.(i).1    [1]    Articles of Incorporation of Bio-One Corporation filed February 24, 1998.

3.(i).2    [1]    Certificate of Amendment of Articles of Incorporation increasing authorized capital stock filed August 7, 2000.

3.(ii).1   [1]    Bylaws of Bio-One Corporation

4.1        [1]    Form of Private Placement Offering of 1,600,000 common shares at $0.01 per share.

4.2        [1]    Promissory Note in favor of Kevin Thomas dated August 8, 2000.

4.3        [2]    Convertible Note in favor of Margaret Schrock dated December 5, 2000.

10.1       [1]    Share Exchange Agreement between the Company and Crown Enterprises, Inc.
                  dated May 20, 2000.

10.2       [1]    Employment Agreement between the Company and Armand Dauplaise dated May
                  30, 2000.

10.3       [1]    Employment Agreement between the Company and Kevin Lockhart dated May
                  30, 2000.

10.4       [1]    Lease Agreement between Crown Enterprises and Daniel Jack Co. dated August
                  15, 2000.

10.5       [2]    Removed.
-------------------------------------------------


[1] Incorporated herein by reference to the Company's Registration Statement on Form 10-SB filed November 3, 2000.

[2] Incorporated herein by reference to the Company's amended Registration Statement on Form 10-SB filed January 5, 2001.

Item 2. Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:




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


                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                               BIO-ONE CORPORATION
                     --------------------------------------
                                  (Registrant)



Date: April 9, 2001     By: /s/ Armand Dauplaise
                            ----------------------------
                            Armand Dauplaise,  President & Chairman


                            By: /s/ Kevin Lockhart
                            -----------------------------
                            Kevin Lockhart, Secretary





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